2001 Annual Report

POST PROPERTIES

Building Better Neighborhoods

COMPANY BRIEF

Post Properties, Inc. is one of the largest developers and operators of upscale multi-family apartment communities in the United States.

The Company has three major operating divisions:

Post Corporate Services, which performs the Company's accounting, reporting, financing, and managerial functions;

Post Apartment Development, which conducts site selection, project design, and construction management; and

Post Apartment Management, which handles the Company's day-to-day property operations.

Post Properties, Inc. is structured as an UPREIT, or Umbrella Partnership Real Estate Investment Trust. Post GP Holdings, Inc., a wholly owned subsidiary of the Company, is the sole general partner and, together with Post LP Holdings, Inc., owns the controlling interest (87.81% of the common units as of December 31, 2001) in Post Apartment Homes, L.P., the Operating Partnership through which the Company conducts its operations. The Company currently employs approximately 1,235 people.

CONTENTS

One Riverside
4401 Northside Parkway, Suite 800
Atlanta, Georgia 30327-3057
www.postproperties.com

(Dollars in thousands, except per share and apartment unit data)	YEAR ENDED DECEMBER 31,				
	2001	% Change	2000	1999	1998
Rental Revenue	**$ 368,042**	0.6 %	$ 365,895	$ 318,697	$ 275,755
Other Revenue	**30,272**	(10.8)%	33,937	27,230	23,150
Total Revenue	**$ 398,314**	(0.4)%	$ 399,832	$ 345,927	$ 298,905
Net Operating Income*	**$ 233,014**	(5.7)%	$ 247,020	$ 213,647	$ 181,534
Net Income	**$ 75,159**	(15.2)%	$ 88,645	$ 92,642	$ 77,477
Funds from Operations**	**$ 133,133**	(18.5)%	$ 163,411	$ 162,581	$ 134,202
Cash Available for Distribution	**$ 117,031**	(20.3)%	$ 146,809	$ 150,888	$ 125,225
Per Common Share:					
Net Income Available to Common Shareholders:					
Basic	**$ 1.98**	(12.0)%	$ 2.25	$ 2.41	$ 2.21
Diluted	**$ 1.96**	(11.7)%	$ 2.22	$ 2.38	$ 2.18
Funds from Operations:**					
Basic	**$ 3.08**	(16.1)%	$ 3.67	$ 3.72	$ 3.33
Diluted***	**$ 3.07**	(15.4)%	$ 3.63	$ 3.69	$ 3.30
Dividends	**$ 3.12**	2.6 %	$ 3.04	$ 2.80	$ 2.60
Number of Apartment Units Owned	**27,710**		28,736	29,032	27,568
Average Economic Occupancy	**94.9%**	(1.9)%	96.8%	96.4%	96.5%

* *Net operating income is defined as total revenue less operating expenses before depreciation, amortization and interest.*

** *Industry analysts generally consider funds from operations to be an appropriate measure of the performance of an equity REIT. Funds from operations ("FFO") represent the consolidated net income of the Company and its subsidiaries for such period, excluding gains or losses from debt restructuring and sales of property, plus depreciation of real estate assets, and after adjustment for unconsolidated partnerships and joint ventures, all determined on a consistent basis in accordance with generally accepted accounting principles. FFO for 1998 have been restated to reflect the requirements of the new National Association of Real Estate Investment Trusts definition of FFO.*

*** *On a fully diluted basis, FFO, prior to charges of $17.5 million in 2001 and $9.4 million in 2000, were $3.47 and $3.84 per share, respectively.*


107.1%
121.3%
134.4%
140.7%
98
99
00
01

TOTAL RETURN
at December 31
(Since IPO on July 22, 1993, assuming reinvestment of dividends)


$3.08
$3.42
$3.47
$3.10
98
99
00
01

CASH AVAILABLE FOR DISTRIBUTION
Per share diluted before charges


$3.30
$3.69
$3.84
$3.47
98
99
00
01

FUNDS FROM OPERATIONS
Per share diluted before charges


$2.60
$2.80
$3.04
$3.12
Payout Ratio
77.6%
75.9%
83.7%
101.6%
98
99
00
01

DIVIDENDS
Per share

To Our Shareholders

A year ago we said that 2001 would be a transition year for Post as we initiated a roughly 24-month effort to reposition our business. We've made significant progress and begin 2002 as a leaner, more focused company. Our accomplishments over the past year include:

- **Implemented a self-funding strategy** – We had solid success raising capital through asset sales and joint ventures. During the year we sold six apartment communities containing 2,799 units and one commercial property for total sales proceeds of $217 million. We achieved a weighted-average capitalization rate of 8.5% on the trailing net operating income of the apartment communities we sold. These communities had a weighted-average age of 14 years. We also raised $18 million of joint venture equity capital, for a combined total of capital raised in 2001 of $235 million. For 2002, we are targeting between $170 million and $220 million in proceeds from asset sales and additional equity capital under committed joint ventures. Regularly selling our older assets provides us with two important benefits. First, it allows us to preserve a low average age of the portfolio – currently it's only eight years. Second, as we sell assets in sunbelt markets where we are more heavily concentrated – namely Atlanta, Dallas, and Tampa – we can adjust our market concentrations and redeploy capital in more urban markets such as New York, Washington, D.C., and Southern California that have higher barriers to new development. We believe that, over time, trading out of older, suburban assets for new, urban assets in more supply-constrained markets will lead analysts and investors to reduce the capitalization rate they use to value the Company.



Post Paseo Colorado
Pasadena, California

- **Scaled back the development pipeline** – We moved to substantially reduce both the number of projects in our development pipeline and the amount of our annual development expenditures. We wrote last year that our pipeline at various times had as many as 18 construction projects underway in 11 separate cities, involving construction spending of over $600 million. By the end of 2002, our development pipeline will be far more modest. We anticipate having approximately six projects under construction in only four markets, involving gross expenditures of some $400 million, and with the Company's share of this cost (after deducting our joint venture partner's share) around $250 million. Looking farther out, we expect to continue to manage our pipeline by undertaking a limited number of projects at any one time, and targeting annual development expenditures of $75 million to $150 million. Our decision to ramp down our activity reflects an acknowledgement not only of recent challenges with development, but also of the simple fact that we are not finding many opportunities at this point in the cycle for sufficiently attractive development returns.



Post Midtown Square™
Houston, Texas

- **Reduced our workforce and overhead** – During the fourth quarter of 2001, we took steps to cut costs, including eliminating approximately 100 positions across several divisions, largely as a consequence of scaling back our development pipeline. We expect this to produce annual cash savings in overhead of approximately $7 million.

- **Sold ancillary businesses** – During the fourth quarter, we also sold our third-party landscaping and property management divisions to their respective senior management teams. These businesses did not, of course, perform landscaping or management functions for our portfolio of Post® branded apartments, so our capacity to serve our properties and our residents is undiminished. A reputable valuation consultant with related industry experience assisted us in determining the purchase price of each business. We financed each transaction over five years at an interest rate of 9% per annum. Selling these two businesses reduced our workforce



Post Peachtree™
Atlanta, Georgia

by about 800 employees, further lowering costs in our corporate support divisions. We also expect to exit a small fee construction division in 2002. An important benefit of these transactions is that they allow us to give 100% attention to our core business of developing and operating our apartment communities.

This progress demonstrates our ability to lay out a plan, make difficult decisions, and execute them. We are proud of the way our associates worked with us to execute these changes.

Although we accomplished a great deal, there is more to do in the upcoming year. Look for ongoing efforts to cut costs, to control development spending and improve execution, to self-finance through property sales, primarily in sunbelt markets, and to protect the strength and liquidity of our balance sheet.

Financial Results and Outlook

On a fully diluted basis, funds from operations ("FFO"), prior to severance and impairment charges of $0.40 per share, were $3.47 per share, a decrease of 9.6% over our result for 2000 before charges of $0.21 per share in that period. After taking these charges into account, per share FFO for 2001 were $3.07 compared to $3.63 in 2000. As we wrote in last year's letter, our expectation for 2001 was for per share FFO in the $3.77 to $3.85 range. While we made excellent progress repositioning our business, we did not achieve our operating performance goals.

Let's take a look at what happened. Simply put, results for our operating properties fell well short of our 4% net operating income ("NOI") growth expectation as the national economy slid into a recession with particular impact on several of our markets, notably Atlanta. For our 65 mature Post® communities, total revenues increased only 1.0% during 2001 while expenses increased 6.4%, resulting in a decrease in NOI for the year of 1.4%. A 1% change in NOI from these mature communities translates into a $0.05 change in per share FFO. So the impact of this difference between our 4% growth expectation and the reality of a 1.4% decline in NOI was to reduce FFO by about $0.25 per share. And it naturally follows that operating results for our newly built communities and our properties in lease-up were similarly hurt by weaker economic and market conditions, with a further impact of $0.15 per share, compared to our expectations.

While economic occupancy at our mature communities averaged 94.9% for the year, a decline of only 1.7% over 2000, the real story is the rapidly declining conditions that we, along with many businesses in the country, experienced in the aftermath of the tragic events of September 11th. Our average economic occupancy fell about three percentage points during the fourth quarter alone. As a result, our mature communities started the year 2002 at about 91% average economic occupancy, compared to about 97% a year ago.



Post Pentagon Row™
Greater Washington Area

Although there is some evidence that the economy is slowly starting to improve, we would be surprised to see a rapid recovery in our apartment markets in 2002. With an expectation of relatively low occupancies throughout most, if not all, of the year, we are projecting that NOI for our mature communities may decline as much as 5%, compared to 2001, producing per share FFO in a range of $3.05 to $3.20. This compares to $3.47 before non-recurring charges in 2001.

These results are potent reminders, sharper than we expected, that ours is a cyclical business. And that outperforming others in a local market can still lead to disappointing absolute results if that local market experiences weakness. But, as with previous cycles, we are confident that the current cycle will turn, as national and local job creation resumes. In cycles over the past three decades, our sunbelt markets have typically felt the effects of a downturn more quickly (which has been the case in this cycle), but have been earlier to rebound. During recovery, we expect to achieve higher than normal growth as a result of accelerating occupancy and rent growth. It bears noting that a 5% increase in our occupancy for a full year (that is, a return to average occupancies of the 1993–2000 period) – even without any increase in rental rates – would of itself produce a $0.35 increase in our per share FFO.

Post's portfolio has other strengths that make us optimistic about the longer-term future. We continue to build among the finest apartment communities in the industry, to which the pictures in this report attest. These assets will stand the test of time and, as we've written in previous letters, we believe that their quality and in-fill locations will produce greater appreciation and NOI growth than their garden-style, suburban counterparts. We also constantly strive to set the standard for customer service, building on and enhancing the value of the Post® brand. In satisfaction surveys that we conduct three times a year, our residents gave us scores 11.6% higher in 2001 than in 2000. We

Post Uptown Place™
Charlotte, North Carolina



believe the resulting customer loyalty makes a difference in lowering turnover, especially in a more competitive rent environment like the one we face today.



Post West Avenue Lofts™
Austin, Texas

The Balance Sheet

Anyone who has read any of our prior letters is aware that we have always placed great emphasis on maintaining a strong balance sheet, in part because we know that our business is cyclical in nature. And so we are pleased to report that the balance sheet remains in good order. At year-end, our outstanding debt totaled $1.3 billion, which represents only 46.6% of the undepreciated book value of our assets, and our interest and fixed charge ratios were 4.0 and 3.1 times, respectively. At this level, we remain solidly an investment-grade credit. Our debt maturities are staggered, with only $143 million coming due over the next three years and just $20 million due in 2002. And we have about $2 billion of unencumbered properties, giving us the opportunity to take advantage of attractive rates on traditional mortgage debt. Liquidity remains strong – as in addition to asset sales proceeds, we have ample credit available under our $525 million revolving credit facilities. Only $166 million was outstanding on these facilities at year-end.

Share Repurchase Activity and Dividends

Our practice over the years has been to pay to investors a substantial share of profits from the business. As profits have grown, so has the dividend. Before we instituted a self-financing strategy, substantially all of our profits were generated from the ongoing operation of our properties. Today, we are also harvesting the appreciation in value of those properties through asset sales. Since an important goal of our asset sales is to achieve greater geographic diversification in the portfolio, we are inclined to sell somewhat more than is necessary simply to fund development activity. These excess asset sales give us the opportunity to reinvest in other ways.



Post Stratford™
Atlanta, Georgia

During 2001, we spent $87.5 million to repurchase 2,370,100 shares of common stock at an average price of $36.90. We will continue to do this over time where we see opportunities to repurchase shares at prices that are less than our per share net asset value. Reducing annual development expenditures will free up more of the proceeds from asset sales for future share repurchases.

At its most recent quarterly meeting, the Board of Directors voted to maintain the current quarterly dividend of $0.78 per share ($3.12 per share on an annualized basis). Some analysts have noted that the dividend will represent a payout in excess of our operating cash flow, and so they question whether we would – or even should – maintain the dividend at this level. As we've already pointed out, we see fewer attractive opportunities to reinvest cash flow over the near term, including proceeds from asset sales. In this type of environment, we believe that preserving the dividend and thus supporting the share price will produce the best overall result for shareholders.

Although we've made considerable progress in repositioning the business, it has not been without cost. In 2000, we incurred a charge of $9.4 million and in the fourth quarter of 2001, we incurred an additional charge of $17.5 million. The lion's share of those charges was for severance and abandoned deal costs related to the ramp-down in our development activity. However, by making our business leaner, we expect to reduce our overhead burden by some $7 million annually. This will show up as a reduction in the amount of personnel and associated cost we capitalize to development projects, rather than a reduction in the general and administrative expense line item in our income statement.

To better explain this, we will need to digress into a brief discussion of accounting – and the distinct expenditures which are capitalized and those that are expensed. In addition to our associates who spend 100% of their time on development and construction activities, accounting rules permit us to capitalize an appropriate portion of the incremental cost of other divisions that relate to the support of our development and construction efforts. The proportion of this cost allocated to our development projects varies with the scale of our development activities. In 2001, we capitalized to development about $14 million of internal personnel and associated cost including $9 million that was related to support divisions. In 2002, through our cost-cutting we expect to reduce total capitalized internal personnel and associated cost to about $7 million and, more importantly, to reduce the portion that represents capitalized support division cost to about $3 million. So although our cost-cutting efforts relate primarily to capitalized cost, we will reduce substantially the risk to our future earnings from fluctuations in the size of our development pipeline or potential changes in accounting rules.



Post Luminaria™

New York, New York

Moving On

Our efforts to make the Company leaner and more focused have resulted in the departure of certain executive team members. In selling our third-party landscape and management divisions, Bill Lincicome and Bill Leseman have left the Company to lead these respective businesses as private companies. As part of our planned reduction in development activity and, in particular, limiting development activity in Atlanta, a number of long-term Atlanta-based development and construction personnel will be leaving Post to start a fee construction company. Among these employees is Dan Faulk, who for 15 years has provided leadership to our development efforts in Atlanta and the Southeast. Other long-term employees leaving Post to join Dan are Richard Denny (18 years), Ray Flowers (26 years), Al Futch (24 years), Robert Matle (20 years), Jerry Setser (19 years), James Thompson (25 years), and Ronnie Tucker (20 years). We wish them, as well as their employees, every success and prosperity in their future endeavors.



Post Massachusetts Avenue™
Washington, D.C.

We also have some other long-term employees to whom we said goodbye in 2001. We offer our best wishes to Debbie Bryant, head of our construction accounting department, who retired after

24 years of service, and to Don Rutzen, a landscape architect in our development division, who left after 23 years of service to pursue other opportunities.

Although we will be facing challenging market conditions in 2002, we are confident about the direction of the Company and our management team's ability to lead the Company through this cycle. We continue to believe we have the highest quality assets in our sector and customer service that is second to none. These attributes will serve us well as we complete our repositioning plans and emerge from the current cycle.


Post
BILTMORE

Post Biltmore™
Atlanta, Georgia

Our Annual Meeting will be held on May 23, 2002, at our offices at Post Riverside™, and we look forward to visiting with you then.

John A. Williams | John T. Glover | David P. Stockert

Index to Financials

(Dollars in thousands, except per share and apartment unit data)	YEAR ENDED DECEMBER 31,				
	2001	2000	1999	1998	1997
Operating Data:					
Revenue:					
Rental	**$ 368,042**	$ 365,895	$ 318,697	$ 275,755	$ 185,732
Third-party services[1]	**14,088**	15,249	12,486	10,416	7,569
Other	**16,184**	18,688	14,744	12,734	6,815
Total revenue	**398,314**	399,832	345,927	298,905	200,116
Expense:					
Property operating and maintenance expense (exclusive of depreciation and amortization)	**140,630**	131,349	113,152	99,717	67,515
Depreciation	**76,178**	71,113	58,013	46,646	29,048
Third-party services[1]	**13,023**	13,092	10,829	8,763	6,243
Interest expense	**57,930**	50,303	33,192	31,297	24,658
Amortization of deferred loan costs	**1,978**	1,636	1,496	1,185	980
General and administration	**13,745**	10,066	7,788	8,495	7,364
Minority interest in consolidated property partnerships	**(2,098)**	(1,695)	511	397	—
Total expense	**301,386**	275,864	224,981	196,500	135,808
Income before net gain (loss) on sale of assets, loss on unused treasury locks, loss on relocation of corporate office, other charges, minority interest of unitholders, cumulative effect of accounting change, and extraordinary item	**96,928**	123,968	120,946	102,405	64,308
Net gain (loss) on sale of assets	**23,942**	3,208	(1,522)	—	3,270
Loss on unused treasury locks	**—**	—	—	(1,944)	—
Loss on relocation of corporate office	**—**	—	—	—	(1,500)
Project abandonment, employee severance, and impairment charges[2]	**(17,450)**	(9,365)	—	—	—
Minority interest of preferred unitholders in Operating Partnership	**(5,600)**	(5,600)	(1,851)	—	—
Minority interest of common unitholders in Operating Partnership	**(10,203)**	(11,691)	(12,598)	(11,511)	(11,131)
Income before cumulative effect of accounting change and extraordinary item	**87,617**	100,520	104,975	88,950	54,947
Cumulative effect of accounting change, net of minority interest[3]	**(613)**	—	—	—	—
Extraordinary item, net of minority interest[4]	**(77)**	—	(458)	—	(75)
Net income	**86,927**	100,520	104,517	88,950	54,872
Dividends to preferred shareholders	**(11,768)**	(11,875)	(11,875)	(11,473)	(4,907)
Net income available to common shareholders	**$ 75,159**	$ 88,645	$ 92,642	$ 77,477	$ 49,965
Per Common Share Data:					
Income before cumulative effect of accounting change and extraordinary item (net of preferred dividends) – basic	**$ 2.00**	$ 2.25	$ 2.42	$ 2.21	$ 2.11
Net income available to common shareholders – basic	**1.98**	2.25	2.41	2.21	2.11
Income before cumulative effect of accounting changes and extraordinary item (net of preferred dividends) – diluted	**1.98**	2.22	2.39	2.18	2.09
Net income available to common shareholders – diluted	**1.96**	2.22	2.38	2.18	2.09
Dividends declared	**3.12**	3.04	2.80	2.60	2.38

(Dollars in thousands, except per share and apartment unit data)	December 31,				
	2001	2000	1999	1998	1997
Balance Sheet Data:					
Real estate, before accumulated depreciation	**$ 2,867,672**	$ 2,827,094	$ 2,582,785	$ 2,255,074	$ 1,936,011
Real estate, net of accumulated depreciation	**2,463,398**	2,469,914	2,279,769	2,007,926	1,734,916
Total assets	**2,538,351**	2,551,237	2,350,173	2,066,713	1,780,563
Total debt	**1,336,520**	1,213,309	989,583	800,008	821,209
Shareholders' equity	**901,517**	1,028,610	1,058,862	1,051,686	756,920
Other Data:					
Cash flow provided from (used in):					
Operating activities	**$ 161,564**	$ 185,073	$ 153,038	$ 148,618	$ 109,554
Investing activities	**$ (51,213)**	$ (255,986)	$ (317,960)	$ (328,216)	$ (208,377)
Financing activities	**$ (113,007)**	$ 72,502	$ 149,638	$ 189,873	$ 109,469
Funds from operations(5)	**$ 133,133**	$ 163,411	$ 162,581	$ 134,202	$ 85,892
Weighted average common shares outstanding – basic	**38,052,673**	39,317,725	38,460,689	35,028,596	23,664,044
Weighted average common shares and units outstanding – basic	**43,211,834**	44,503,290	43,663,373	40,244,351	28,880,928
Weighted average common shares outstanding – diluted	**38,267,939**	39,852,514	38,916,987	35,473,587	23,887,906
Weighted average common shares and units outstanding – diluted	**43,427,100**	45,038,079	44,119,671	40,689,342	29,104,790
Total stabilized communities (at end of period)	**82**	82	85	83	78
Total stabilized apartment units (at end of period)	**27,710**	28,736	29,032	27,568	25,938
Average economic occupancy (fully stabilized communities)(6)	**94.9%**	96.8%	96.4%	96.5%	94.8%

(1) *Consists of revenues and expenses from property management and landscape services provided to properties owned by third parties.*

(2) *Project abandonment, employee severance, and impairment charges for 2001 consisted of the following:*
Severance cost – $3.6 million
Impairment reserve for technology investments – $1.5 million
Impairment reserve for pre-development costs – $8.1 million
Impairment reserve for for-sale housing – $1.0 million
Loss on sale of and impairment reserve for other assets, including corporate aircraft – $3.3 million

(3) *The cumulative effect of accounting change results from the Company's adoption of SFAS No. 133, effective January 1, 2001.*

(4) *The extraordinary item resulted from costs associated with the early extinguishment of indebtedness.*

(5) *The Company uses the National Association of Real Estate Investment Trusts ("NAREIT") definition of FFO. Effective January 1, 2000, NAREIT amended its definition of FFO to include in FFO all non-recurring transactions, except those that are defined as extraordinary under generally accepted accounting principles ("GAAP"). The Company adopted this new definition effective January 1, 2000. FFO for any period means the Consolidated Net Income of the Company and its subsidiaries for such period excluding gains or losses from debt restructuring and sales of property plus depreciation of real estate assets, and after adjustment for unconsolidated partnerships and joint ventures, all determined on a consistent basis in accordance with GAAP. FFO presented herein is not necessarily comparable to FFO presented by other real estate companies because not all real estate companies use the same definition. The Company's FFO is comparable to the FFO of real estate companies that use the current NAREIT definition. FFO should not be considered as an alternative to net income as an indicator of the Company's financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it necessarily indicative of sufficient cash flow to fund all of the Company's needs or ability to service indebtedness or make distributions. FFO for 1998 and 1997 has been restated to reflect the requirements of the new NAREIT definition.*

(6) *Amount represents average economic occupancy for communities stabilized for both the current and prior respective periods. Average economic occupancy is defined as gross potential rent less vacancy losses, model expenses, and bad debt divided by gross potential rent for the period, expressed as a percentage. The calculation of average economic occupancy does not include a deduction for concessions and employee discounts (average economic occupancy, taking account of these amounts, would have been 93.8% and 94.8% for the years ended December 31, 2001 and 2000, respectively). Concessions were $1,860 and $3,729, and employee discounts were $895 and $871 for the years ended December 31, 2001 and 2000, respectively. A community is considered by the Company to have achieved stabilized occupancy on the earlier to occur of (i) attainment of 95% physical occupancy on the first day of any month, or (ii) one year after completion of construction.*

(Dollars in thousands, except per share and apartment unit data)

Overview

The following discussion should be read in conjunction with the financial statements appearing elsewhere in this report. The following discussion is based primarily on the Consolidated Financial Statements of Post Properties, Inc. (the "Company") and Post Apartment Homes, L.P. (the "Operating Partnership"). Except for the effect of minority interest in the Operating Partnership, the following discussion with respect to the Company is the same for the Operating Partnership.

As of December 31, 2001, there were 41,975,447 Units outstanding, of which 36,856,559, or 87.8%, were owned by the Company and 5,118,888, or 12.2%, were owned by other limited partners (including certain officers and directors of the Company). As of December 31, 2001, there were 7,700,000 preferred units outstanding, of which 4,900,000 were owned by the Company.

Critical Accounting Policies and New Accounting Pronouncements

In the preparation of financial statements and in the determination of Company operating performance, the Company utilizes certain significant accounting policies, and these accounting policies are discussed in Note 1 to the Company's consolidated financial statements. Also discussed in Note 1 to the consolidated financial statements are several new accounting pronouncements issued in 2001. The impact of the new pronouncements is discussed below and in the consolidated financial statements. As the Company is in the business of developing, owning, and managing apartment communities, its critical accounting policies relate to cost capitalization and asset impairment evaluation.

The Company capitalizes those expenditures relating to the acquisition of new assets, the development and construction of new apartment communities, the enhancement of the value of existing assets, and expenditures that substantially extend the life of existing assets. All other expenditures necessary to maintain a community in ordinary operating condition are expensed as incurred. Additionally, for new development communities, carpet, vinyl, and blind replacements are expensed as incurred during the first five years (which corresponds to the estimated depreciable life). Thereafter, these replacements are capitalized. Further, the Company expenses as incurred all interior and exterior painting of communities.

The Company capitalizes interest, real estate taxes, and certain internal personnel and associated costs directly related to apartment communities under development and construction. The incremental personnel and associated costs are capitalized to the projects under development based upon the effort directly identifiable with such projects. Should the Company reduce its development activities below a range of $75 million to $150 million annually, the Company would need to either reduce its incremental personnel and associated costs related to development and construction activities or reflect such costs as current period expenses. The Company treats each unit in an apartment community separately for cost accumulation, capitalization, and expense recognition purposes. Prior to the commencement of leasing activities, interest and other construction costs are capitalized and reflected on the balance sheet as construction in progress. The Company ceases the capitalization of such costs as the residential units in a community become substantially complete and available for occupancy. This results in a proration of these costs between amounts that are capitalized and expensed as the residential units in a development community become available for occupancy. In addition, prior to the completion of units, the Company expenses as incurred substantially all operating expenses (including pre-opening marketing expenses) of such communities.

The Company continually evaluates the recoverability of the carrying value of its real estate assets using the methodology prescribed in Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Factors considered by management in evaluating impairment include significant declines in property operating profits, recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. If any real estate asset held for investment is considered impaired, a loss is provided to reduce the carrying value of the asset to its fair value. If a real estate asset is held for sale, any estimated loss is provided to reduce the carrying value of the asset to its fair value less costs to sell. Subsequent to the classification of assets as held for sale, no further depreciation expense is recorded.

(Dollars in thousands, except per share and apartment unit data)

In 2001, the Financial Accounting Standards Board issued several new accounting pronouncements, which are discussed in the following paragraphs.

SFAS No. 141, "Business Combinations," which requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method, was issued in July 2001. SFAS No. 141 supersedes APB Opinion No. 16, "Accounting for Pre-acquisition Contingencies of Purchase Enterprises," and is effective for all business combinations initiated after June 30, 2001. The adoption of SFAS No. 141 did not have a significant effect on the Company's results of operations or its financial position.

SFAS No. 142, "Goodwill and Other Intangible Assets," was issued in July 2001. Under SFAS No. 142, the amortization of goodwill or other intangible assets with indefinite lives is no longer required, but will be subject to periodic testing for impairment. SFAS No. 142 supersedes APB Opinion No. 17, "Intangible Assets." The Company will implement SFAS No. 142 on January 1, 2002. The Company believes the provisions of SFAS No. 142 will not have a significant effect on its results of operations or its financial position.

SFAS No. 143, "Accounting for Obligations Associated with Retirement of Long-Lived Assets," was issued in August 2001. SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement costs. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective in fiscal years beginning after June 15, 2002. The Company believes the provisions of SFAS No. 143 will not have a significant effect on its results of operations or its financial position.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," that replaces SFAS No. 121, was issued in October 2001. SFAS No. 144 requires that long-lived assets be measured at the lower of their carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and the Company will implement the provisions of SFAS No 144 on January 1, 2002.

Under both SFAS No. 121 and 144, real estate assets designated as held for sale are stated at their fair value less costs to sell. The Company classifies real estate as held for sale when its internal investment committee approves the sale and the Company has commenced an active program to sell the assets. Subsequent to this classification, no further depreciation is recorded on the assets. The operating results of real estate assets held for sale were included in continuing operations. Upon the implementation of SFAS No. 144 in 2002, the operating results of real estate assets held for sale and real estate assets sold will be included in discontinued operations in the consolidated statement of operations. The Company believes the provisions of SFAS No. 144 will not have a significant effect on the Company's net results of operations or its financial position.

Results of Operations

The following discussion of results of operations should be read in conjunction with the consolidated statement of operations and the accompanying selected financial data.

Comparison of Year Ended December 31, 2001 to Year Ended December 31, 2000

The Company reported net income available to common shareholders of $75,159 and $88,645 for the years ended December 31, 2001 and 2000, respectively. The decrease in Company net income available to common shareholders of $13,486 from 2000 to 2001 was primarily related to project abandonment, employee severance, and impairment charges of $17,450 ($15,316 net of minority interest). The Company's asset sales in 2001 generated gains which increased by $20,734 ($18,276 net of minority interest) due to an increase in sales volume as well as the mix of assets sold as compared to 2000. These increased gains were offset by the weaker operating performance of fully stabilized communities (see below), slower lease-up of new development communities, the dilutive impact of the Company's fully implemented asset sale, and capital reinvestment program and increased general and administrative expenses.

Rental revenue increased $2,147 or 0.6% from 2000 to 2001 primarily due to the $2,496 or 1.0% growth in revenues from fully stabilized communities discussed further below. The rental revenue increases from the Company's newly stabilized and lease-up properties of $32,973 was offset by the revenue reduction of $33,224, from assets held for sale and sold under the Company's asset sales and capital recycling program. Property operating and maintenance expenses (exclusive of depreciation and amortization) increased $9,281 or 7.1% primarily due to the $8,216 or 9.0% increase at fully stabilized and newly stabilized properties.

Revenues in excess of specified expenses from third-party services, principally landscape and property management, decreased $1,092 or 50.6% from 2000 to 2001 primarily due to a decrease in earnings from landscape services. This decrease was due to a reduction in new installation volume resulting from a slowdown in commercial construction activity and due to the sale of the landscape operation to its management team effective October 31, 2001.

In addition to the sale of third-party landscape business, the Company also sold its third-party property management business to its respective management team on December 31, 2001. These sales were part of the Company's strategy to focus on its core business of owning, developing, and managing multifamily communities. As the sales were financed 100% by the Company, they were not recorded as sales under generally accepted accounting principles. The Company financed these transactions over five years with two one-year renewal options. The purchase money notes bear interest at 9% per annum. As more fully discussed in Note 8 to the consolidated financial statements, full sales recognition will not occur until the Company receives an adequate down payment on the notes. The estimated loss of $452 on the landscape business sale was included in the asset impairment charge in 2001. A gain of $591 was deferred on the sale of the property management business and will be recognized when the criteria for sale recognition occurs (expected to be in 2002). These operations generated revenues in excess of specified expenses of $1,065 that will not occur in 2002.

Depreciation expense increased $5,065 or 7.1% from 2000 to 2001 primarily as a result of the increase in operating depreciable assets in 2001.

Interest expense increased $7,627 or 15.2% from 2000 to 2001 primarily due to increased borrowings and a decrease in the amount of interest capitalized to a reduced amount of communities under construction between years.

General and administrative expenses increased $3,679 or 36.5% from 2000 to 2001 primarily due to reduced capitalization of overhead on a reduced amount of communities under construction, increased insurance costs, and technology connectivity costs.

The net gain on sale of assets in 2001 resulted from the sale of six communities, one commercial property and five tracts of land, adjusted by the impact of write-downs to fair value less costs to sell of assets currently held for sale.

Comparison of Year Ended December 31, 2000 to Year Ended December 31, 1999

The Company reported net income available to common shareholder of $88,645 and $92,642 for the years ended December 31, 2000 and 1999, respectively. The decrease in Company net income available to common shareholders of $3,997 from 1999 to 2000 was primarily related to project abandonment, employee severance, and asset impairment changes of $9,365 ($8,277 net of minority interest) as discussed below.

Rental revenues increased $47,198 or 14.8% due to the $13,950 or 5.8% growth in revenues from fully stabilized communities discussed further below and due to the increase from newly stabilized and lease-up properties of $37,254. These increases were only partially offset by the impact of assets held for sale or sold under the Company's asset sales and capital recycling program which was implemented in 2000. Property operating and maintenance expenses (exclusive of depreciation and amortization) increased $18,197 or 16.1% largely due to the increase of the operating property portfolio from the lease-up of newly stabilized and lease-up properties.

(Dollars in thousands, except per share and apartment unit data)

Revenues in excess of specified expenses (exclusive of depreciation and amortization) from third-party services increased by $500 or 30.2% due to increased profits from the property management business resulting from an increase in the average number of units managed.

Depreciation expense increased $13,100 or 22.6% from 1999 to 2000 primarily as a result of an increase in operating depreciable property from the completion of development properties, additional leasehold improvements, and technology expenditures.

Interest expense increased $17,111 or 51.6% from 1999 to 2000 primarily due to significantly increased borrowings used to fund the growth in both the operating and development property portfolios.

General and administrative expenses increased $2,278 or 29.3% from 1999 to 2000 primarily due to increased personnel costs at a rate consistent with the overall growth of the Company.

The net gain on sale of assets in 2000 resulted from the sale of eight communities, adjusted by the impact of write-downs to fair market value of assets held for sale. The net loss on sale of assets in 1999 resulted from the sale of one community and two tracts of land.

Project Abandonment, Employee Severance, and Impairment Charges

The Company recorded project impairment and abandonment, employee severance, and asset impairment charges for the years ended December 31, 2001 and 2000. The charges are summarized as follows:

	YEAR ENDED DECEMBER 31,	
	2001	2000
Project impairment and abandonment	**$ 8,122**	$ 4,389
Employee severance	**3,560**	3,066
Asset impairment	**5,768**	1,910
	$ 17,450	$ 9,365

In the fourth quarter of 2001, the Company recorded charges totaling $17,450. These charges, precipitated by the sharp decline in economic and market conditions, reflect management's decision to focus its business and new development strategy on fewer markets, to focus on its core business of owning, developing, and managing multifamily real estate assets and to do so with a smaller workforce and lower overhead expenses. The project impairment charge of $8,122 represents reserves on certain predevelopment and transaction pursuit costs in markets the Company will no longer pursue for development opportunities and for certain projects that will no longer be pursued due to economic and market conditions. The employee severance charge of $3,560 is primarily for severance costs related to approximately a 100-person senior management and staff workforce reduction plan initiated and completed in the fourth quarter of 2001. The asset impairment and disposition charge includes a loss of $2,831 related to the disposition of the Company's corporate aircraft, a loss of $452 on the sale of the Company's third-party landscape business discussed more fully below, impairment charges of $1,000 related to the Company's exit from the for-sale housing business in all markets, and the write-down to estimated market value of certain internet and technology investments of $1,485.

At December 31, 2001, approximately $3,632 of these charges, primarily employee severance costs, remained as an accrued liability on the consolidated balance sheet. These amounts are expected to be paid in 2002.

In the fourth quarter of 2001, the Company sold substantially all of the net assets of Post Landscape Group, Inc., a subsidiary entity that provided landscape maintenance, design, and installation services to third parties, and RAM Partners, Inc., a separate subsidiary entity that managed apartment communities for third parties. These businesses were sold to members of the respective former management teams of the subsidiaries. The Company financed 100% of the sales price of $5,767 (adjusted for working capital transfers at closing) through purchase money notes with a fixed interest rate of 9%. The notes require periodic interest, annual principal and final balloon principal payments in 2006. The notes can be extended for two one-year periods. Under generally accepted accounting principles, the transactions have not been recorded as sales at December 31, 2001, and will not be recorded as sales until the conditions for sale recognition, primarily the receipt of an adequate down payment on the notes, are met. Until these transactions are recognized as sales, the book value of the assets and liabilities of these business are included in the Company's consolidated balance sheet. Any collections under the notes will reduce the carrying value of the assets. The sale of the Post Landscape Group resulted in a loss of $452. Under generally accepted accounting principles, this loss was recognized in 2001 and included in the project abandonment, employee severance, and impairment charges discussed above. The sale of RAM Partners will result in a gain of approximately $591, which will be recognized when the conditions for full sale recognition are met (expected in 2002).

In the fourth quarter of 2000, the Company recorded charges of $9,365. These charges reflect management's decision to restrict its development activities to fewer markets, refine its development investment and for-sale housing strategies and make changes in its executive management team. Project abandonment charges totaling $4,389 related to the write-off of predevelopment and pursuit costs in markets in which the Company will no longer pursue development opportunities and on certain proposed development deals not consistent with management's revised development strategy. Employee severance charges related to the termination costs of four executive positions and five staff personnel in the Company's Dallas, Texas regional office. The asset impairment charge of $1,910 includes a charge of $1,503 related to the write-off of the Company's investment in a high speed internet provider that filed for bankruptcy protection, and a charge of $407 related to the exit from the for-sale housing business in certain markets. As of December 31, 2001, all of the 2000 charges had been paid.

Community Operations/Segment Performance

The Company's net income is generated primarily from the operation of its apartment communities. For purposes of evaluating comparative operating performance, the Company categorizes its operating communities based on the period each community reaches stabilized occupancy. A community is generally considered by the Company to have achieved stabilized occupancy on the earlier to occur of (i) attainment of 95% physical occupancy on the first day of any month or (ii) one year after completion of construction.

At December 31, 2001, the Company's portfolio of apartment communities consisted of the following: (i) 65 communities that were completed and stabilized for all of the current and prior year, (ii) ten communities that achieved full stabilization during 2000, (iii) six communities and an addition to an existing community which reached stabilization during 2001, (iv) 12 communities and additions to three existing communities currently in the development or lease-up stage and (v) two stabilized communities classified as held for sale.

The Company has adopted an accounting policy related to communities in the lease-up stage whereby substantially all operating expenses (including pre-opening marketing expenses) are expensed as incurred. During the lease-up phase, the sum of interest expense on completed units and other operating expenses (including pre-opening marketing expenses) will initially exceed rental revenues, resulting in a "lease-up deficit," which continues until such time as rental revenues exceed such expenses. Lease up deficits for the years ended December 31, 2001, 2000, and 1999 were $3,173, $2,665, and $2,798, respectively.

In order to evaluate the operating performance of its communities, the Company has presented financial information which summarizes the revenue in excess of specified expense on a comparative basis for all of its operating communities combined and for fully stabilized communities.

(Dollars in thousands, except per share and apartment unit data)

All Operating Communities

The operating performance for all of the Company's apartment communities combined for the years ended December 31, 2001, 2000, and 1999 is summarized as follows:

	YEAR ENDED DECEMBER 31,					
	2001	2000	% Change	2000	1999	% Change
Rental and other revenue:						
Fully stabilized communities[1]	**$ 257,007**	$ 254,511	1.0 %	$ 254,511	$ 240,561	5.8 %
Communities stabilized during 2000	**46,237**	39,556	16.9 %	39,556	14,863	166.1 %
Lease-up communities[2]	**44,607**	18,315	143.6 %	18,315	5,754	218.3 %
Communities held for sale[3]	**6,278**	6,132	2.4 %	6,132	5,885	4.2 %
Sold communities[4]	**13,381**	46,751	(71.4)%	46,751	53,181	(12.1)%
Other revenue[5]	**14,945**	17,396	(14.1)%	17,396	12,433	39.9 %
	382,455	382,661	(0.1)%	382,661	332,677	15.0 %
Property operating and maintenance expense (exclusive of depreciation and amortization):						
Fully stabilized communities[1]	**83,117**	78,101	6.4 %	78,101	73,768	5.9 %
Communities stabilized during 2000	**16,108**	12,908	24.8 %	12,908	5,416	138.3 %
Lease-up communities[2]	**17,688**	8,496	108.2 %	8,496	2,598	227.0 %
Communities held for sale[3]	**2,207**	2,113	4.4 %	2,113	1,945	8.6 %
Sold communities[4]	**5,123**	15,124	(66.1)%	15,124	16,117	(6.2)%
Other expense[6]	**16,387**	14,607	12.2 %	14,607	13,308	9.8 %
	140,630	131,349	7.1 %	131,349	113,152	16.1 %
Revenue in excess of specified expense	**$ 241,825**	$ 251,312	(3.8)%	$ 251,312	$ 219,525	14.5 %
Recurring capital expenditures:[7]						
Carpet	**$ 2,935**	$ 2,890	1.6 %	$ 2,890	$ 2,864	0.9 %
Other	**7,506**	6,267	19.8 %	6,267	5,777	8.5 %
Total	**$ 10,441**	$ 9,157	14.0 %	$ 9,157	$ 8,641	6.0 %
Average apartment units in service	**31,485**	31,722	(0.7)%	31,722	29,304	8.3 %

(1) Communities which reached stabilization prior to January 1, 2000.

(2) Communities in the "construction," "development," or "lease-up" stage during 2001 and, therefore, not considered fully stabilized for all of the periods presented.

(3) Includes two communities in Florida and one commercial property in Texas.

(4) Includes results from six communities containing 2,799 units and one commercial property sold in 2001 and results from eight communities containing 1,984 units sold in 2000 for the applicable periods presented.

(5) Other revenue includes revenue on furnished apartment rentals above the unfurnished rental rates and any revenue not directly related to property operations.

(6) Other expenses includes certain indirect central office operating expenses related to management, grounds maintenance, and costs associated with furnished apartment rentals.

(7) In addition to those expenses which relate to property operations, the Company incurs recurring and non-recurring expenditures relating to acquiring and developing new assets, materially enhancing the value of an existing asset, or substantially extending the useful life of an existing asset, all of which are capitalized.

For the year ended December 31, 2001, rental and other revenue decreased $206 or 0.1% compared to 2000. The revenue increase from the completion and lease-up of new development communities was offset by the revenue reduction from assets sold in 2001 and 2000 under the Company's asset sales and capital recycling program. The growth in revenue from fully stabilized communities slowed to 1.0% between years as a result of declining average occupancy and declining rental rate growth in the second half of 2001. Property operating and maintenance expenses (exclusive of depreciation and amortization) increased $9,281 or 7.1% from 2000 to 2001 primarily due to an increase in expenses at fully stabilized communities and communities stabilized in 2000 of $8,216 resulting from increased personnel costs, real estate taxes, and insurance. For the year ended December 31, 2001, recurring capital expenditures increased $1,284, or 14.0%, compared to the prior year, primarily due to increased roof replacements, appliance purchases, and amenities enhancements.

For the year ended December 31, 2000, rental and other revenue increased $49,984 or 15.0% compared to 1999, primarily as a result of the completion and lease-up of new communities and increased rental rates at fully stabilized communities. Property maintenance and operating expenses (exclusive of depreciation and amortization) increased from 1999 to 2000 by $18,197 or 16.1% primarily due to the financial impact of placing an average of an additional 2,418 apartment units in service between years. For the year ended December 31, 2000, recurring capital expenditures increased $516, or 6.0%, compared to the prior year, primarily due to additional units place in service and additional landscape improvements at the communities.

Fully Stabilized Communities

The Company defines fully stabilized communities as those which have reached stabilization prior to the beginning of the previous calendar year. At December 31, 2001, the fully stabilized portfolio of 65 communities with 22,505 units includes 34 communities with 13,279 units (59%) located in Atlanta, Georgia; 18 communities with 4,042 units (18%) in Dallas, Texas; eight communities with 3,687 units (16%) located in Tampa and Orlando, Florida; and five communities with 1,497 units (7%) located in other markets. The operating performance of these communities is summarized as follows:

	YEAR ENDED DECEMBER 31,					
	2001	2000	% Change	2000	1999	% Change
Rental and other revenue[1]	**$ 257,007**	$ 254,511	1.0 %	$ 254,511	$ 240,561	5.8 %
Property operating and maintenance expense (exclusive of depreciation and amortization)[2]	**83,117**	78,101	6.4 %	78,101	73,768	5.9 %
Revenue in excess of specified expense	**$ 173,890**	$ 176,410	(1.4)%	$ 176,410	$ 166,793	5.8 %
Average economic occupancy[3]	**94.9%**	96.6%	(1.7)%	96.6%	95.4%	1.2 %
Average monthly rental rate per apartment unit[4]	**$ 957**	$ 937	2.1 %	$ 937	$ 900	4.1 %
Apartment units in service	**22,505**	22,505		22,505	22,505	

(1) *Communities which reached stabilization prior to January 1, 2000.*

(2) *In addition to those expenses which relate to property operations, the Company incurs recurring and non-recurring expenditures relating to acquiring new assets, materially enhancing the value of an existing asset, or substantially extending the useful life of an existing asset, all of which are capitalized. For the years ended December 31, 2001, 2000, and 1999 recurring expenditures were $9,014, $7,328, and $7,048 or $401, $326, and $313 on a per unit basis, respectively.*

(3) *Average economic occupancy is defined as gross potential rent less vacancy losses, model expenses, and bad debt divided by gross potential rent for the period, expressed as a percentage. The calculation of average economic occupancy does not include a deduction for concessions and employee discounts. (Average economic occupancy, taking account of these amounts, would have been 93.8%, 94.8%, and 94.1% for the years ended December 31, 2001, 2000, and 1999 respectively). Concessions were $1,860, $3,729, and $3,217 and employee discounts were $895, $871, and $678 for the years ended December 31, 2001, 2000, and 1999 respectively.*

(4) *Average monthly rental rate is defined as the average of the gross actual rental rates for leased units and the average of the anticipated rental rates for unoccupied units.*

For the year ended December 31, 2001, rental and other revenue increased $2,496 or 1.0% compared to 2000. Gross revenue less concessions increased by approximately $7,174 or 2.9% between years. This increase was partially offset by an increased vacancy loss of $4,684 primarily resulting from the decrease in weighted average occupancy from 96.6% in 2000 to 94.9% in 2001. The Company's rental and other revenue growth between years began to slow in the third quarter of 2001 and showed a decline of $1,846 or 2.9% in the fourth quarter as average occupancies declined and rental rate growth slowed. The decline in the second half of 2001 reflects the sharp decline in economic and market activity across most of the Company's markets. This was especially true in the Company's primary market, Atlanta, Georgia, where new job growth turned negative for the first time in many years as many major employers began downsizing their workforces in response to a national recession.

(Dollars in thousands, except per share and apartment unit data)

As the Company enters into the first quarter of 2002, average economic occupancy for the stabilized portfolio has decreased from 93.3% in the fourth quarter of 2001 to approximately 91.0% in the first two months of 2002, further reflecting the impact of declining economic and market conditions in the national economy and most of our major markets, particularly Atlanta, Georgia. If market conditions do not improve in 2002, stabilized property revenues and revenues in excess of specified expense will decrease in the 2% to 5% range when compared to 2001.

Property operating maintenance expense (exclusive of depreciation and amortization) increased $5,016 or 6.4% from 2000 to 2001 primarily due to increased personnel costs of $1,471 or 6.9%, increased repairs and maintenance expenses of $1,061 or 11.3% and increased property insurance premiums of $1,614 or 142.4%. Insurance costs increased due to across the board increases in property and liability premiums primarily due to favorably low rate structure the Company enjoyed in prior years and to a lesser extent unfavorable claims experience. Personnel costs increased due to annual salary increases and additional maintenance personnel based on an expectation of higher average occupancies and increased rental rates as the Company entered into 2001. Property repairs and maintenance reflects increased unit turnkey expenses as unit vacancies increased between years and an increase in expensed exterior painting between years.

For 2002, the Company will have additional insurance premium increases of approximately 70% as a result of the effects on the insurance markets of the terrorist attacks in September 2001. However, through certain staff realignments and reductions and a more intense focus on expense control, the Company believes the increase in property operating and maintenance expenses for 2002 will be in the 2% to 4% range.

For the year ended December 31, 2000, rental and other revenue increased $13,950 or 5.8% compared to 1999 due to both rental rate growth and average occupancy increases. Property operating and maintenance expenses (exclusive of depreciation and amortization) increased $4,333 or 5.9% from 1999 to 2000 primarily due to increased personnel costs of $1,905 or 9.8% and increased real estate tax expenses of $2,021 or 8.1%. Personnel costs increased due to normal annual salary increases and additional staff necessary to service the portfolio averaging over 96% occupancy in 2000 and due to an increase in employee discounts between years. Real estate taxes increased due primarily to a 5% increase in tax rates in Dallas, Texas, and to valuation increases of over 10% at our Tampa, Florida properties.

Liquidity and Capital Resources

The discussion in this Liquidity and Capital Resources section is the same for the Company and the Operating partnership, except that all indebtedness described herein has been incurred by the Operating Partnership.

The Company's net cash provided by operating activities decreased from $185,073 in 2000 to $161,564 in 2001 primarily due to lower net income (before depreciation and gain on sale of assets), resulting from the larger project abandonment, employee severance and impairment charges, weaker operating performance of the Company's fully stabilized properties, and the dilutive impact of the Company's asset sale and capital recycling program. Net cash provided by operating activities increased from $153,038 in 1999 to $185,073 in 2000, primarily due changes in working capital and an increase in net income before depreciation.

Net cash used in investing activities decreased from $255,986 in 2000 to $51,213 in 2001 primarily due to greater proceeds from the sale of apartment communities and other property and reduced spending on construction and acquisition of real estate assets. Net cash used in investing activities decreased from $317,960 in 1999 to $255,986 in 2000 primarily due to increased proceeds from the sale of apartment communities partially offset by increased spending on construction and acquisition of real estate assets.

Net cash provided by (used in) financing activities decreased from $149,638 in 1999 to $72,502 in 2000 and to $(113,007) in 2001 primarily due to increased treasury stock purchases and reduced net borrowings between years.

Since 1993, the Company has elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). It is management's current intent that the Company will continue to operate as a REIT in 2002. As a REIT, the Company is subject to a number of organizational and operating requirements, including a requirement to distribute 90% of its taxable income to its shareholders. As a REIT, the Company generally will not be subject to federal income taxes on its taxable income.

In prior years, the Company met its short-term liquidity requirement of funding the payment of its current level of quarterly dividends to shareholders from its net cash flow provided by operating activities, less its annual recurring and non-recurring property and corporate capital expenditures. Beginning in the fourth quarter of 2001, the Company's net cash flow from operations reduced by annual capital expenditures discussed above was not sufficient to fully fund the Company's current level of dividend payments to common shareholders. The Company's net cash flow from operations continues to be sufficient to meet the dividend requirements to maintain its REIT status under the Code. The additional funding required to pay the current dividends was obtained through a combination of line of credit borrowings and proceeds from asset sales. The factors that have lead to this condition are the decline in economic and market conditions in the fourth quarter in the Company's major markets resulting in lower cash flow from its operating property portfolio, the slower lease-up of its existing development community portfolio and the short-term negative cash flow impact of funding its current development portfolio through the sale of operating real estate assets.

Management believes that these factors will remain present as the Company moves into 2002, resulting in the need to fund a portion of its current level of dividend payments primarily through proceeds from asset sales. Depending on market conditions, the Company may need to fund dividends ranging from $8,000 to $15,000 from these sources in 2002. Management has indicated that it intends to maintain the quarterly dividend to common shareholders at its current level of $0.78 per share, as the Company has adequate financing capability to fund the dividends. Additionally, it is management's belief that as economic and market conditions recover in future periods operating cash flow will increase and be adequate to fund the current level of dividend payments.

Management expects the Company to meet its new construction and development and certain of its other long-term liquidity requirements, including the contractual obligations detailed below, and possible land and property acquisitions through the sale of operating properties and through long-term secured and unsecured borrowings. Management believes the Company has adequate borrowing capacity and accessibility to real estate sales markets to fund these requirements. Additionally, the Company began to utilize equity joint ventures as a means of raising capital and reducing the size and exposure of its development property pipeline. During 2001, the Company received equity capital through the joint ventures totaling $18,082. The Company plans to continue to use joint venture arrangements in 2002.

A summary of the Company's future contractual obligations related to long-term debt, noncancelable operating leases and other obligations listed and discussed below at December 31, 2001, were as follows:

	OBLIGATION DUE DATE				
Contractual Obligations	Total	1 Year or Less	2–3 Years	4–5 Years	After 5 Years
Long-term debt	$ 1,170,318	$ 23,367	$ 130,505	$ 283,682	$ 732,764
Lines of credit	166,202	11,202	155,000	—	—
Operating leases[1]	165,857	1,918	3,547	2,594	157,798
Debt and equity commitments to unconsolidated entities[2]	43,988	43,988	—	—	—
	$ 1,546,365	$ 80,475	$ 289,052	$ 286,276	$ 890,562

(1) Includes six ground leases relating to apartment communities owned by the Company.

(2) At December 31, 2001, the Company is obligated to fund approximately $34,252 of construction financing and $9,736 of equity contributions to unconsolidated entities. In addition, the Company has guaranteed the timely construction completion and the final cost of certain construction cost categories of the underlying real estate projects. The maximum exposure under the cost guarantee provisions of these arrangements is approximately $14,000. The Company estimates its current funding obligation under these cost guarantee provisions to be approximately $900. Further, the Company believes the projects will be completed on a timely basis, thus fully mitigating its cost exposure under the completion guarantee.

(Dollars in thousands, except per share and apartment unit data)

In addition to these contractual obligations, the Company has development projects in progress that will be completed over the next 12 to 18 months. At December 31, 2001, the Company's share of the estimated future cash expenditures to complete these projects will approximate $200,000. As previously discussed, the Company intends to use the proceeds from sale of operating properties as the primary source of capital to fund these future development expenditures. The Company began an active asset sale and capital recycling program in 2000 as the primary means to fund its ongoing development community program. Total funds raised in 2001 and 2000 were $220,122 and $157,265, respectively.

In 2001, the Company sold six apartment communities containing 2,799 units for net proceeds of approximately $210,443. The communities sold were located in Atlanta, Georgia; Dallas, Texas; and Nashville, Tennessee. Additionally, the Company sold land parcels in Dallas, Texas; Denver, Colorado; and Charlotte, North Carolina and a commercial property in Dallas, Texas for aggregate net proceeds of $9,679. These sales resulted in net gains of approximately $16,365. For the year ended December 31, 2001, the aggregate net gain on the sale of assets of $23,942 included the impact of the estimated net losses totaling $11,490 on the write-down to fair value of assets designated as held for sale at December 31, 2001 and excluded realized losses totaling $19,067 related to assets written down to their estimated fair value at December 31, 2000.

In 2000, the Company sold eight apartment communities containing 1,984 units for net proceeds of approximately $157,265, resulting in net gains of approximately $24,266. The communities sold were located in Atlanta, Georgia; Jackson, Mississippi; and Nashville, Tennessee. For the year ended December 31, 2000, the aggregate net gain on the sale of assets of $3,208 included the estimated net losses totaling $21,058 on the write-down to fair value of assets designated as held for sale at December 31, 2000.

At December 31, 2001, the Company had available credit facility borrowing capacity of approximately $359,000 under its existing credit facilities. The Company's primary credit facility with total capacity of $320,000 matures in 2004 while a second incremental credit facility of $185,000 renews annually. Management currently anticipates the renewal of the incremental credit facility although the total capacity will likely be reduced as a result of the decrease in the Company's development pipeline. The Company has adequate capacity under these facilities to execute its 2002 business plan without regard to a significant level of asset sales or other secured and unsecured debt financings.

In the first quarter of 2002, the Company's unsecured public debt was downgraded from Baa1 to Baa2 by Moody's Investor Services and from BBB+ to BBB by Standard & Poor's. This change in the investment credit rating of the Company's debt increased the pricing of its syndicated lines of credit by 10 to 12.5 basis points and may increase the pricing of new issuances of unsecured debt. In addition, certain of the financial covenants under the Company's syndicated line of credit are tied to maintaining an investment grade credit rating. After the recent downgrade, the Company remains an investment grade rated company by both Moody's Investors Services and Standard & Poors. Management does not anticipate this downgrade to affect the Company's ability to obtain the anticipated level of debt financing. Should the Company not maintain its investment credit rating, its total dividend payout, exclusive of the portion of the dividend attributable to capital gains from asset sales up to $30,000, would be limited to 95% versus 100% of Consolidated Income Available for Distribution, as defined. Management believes the Company's current business plan and financing strategy are consistent with the fundamentals of maintaining its investment grade ratings.

Unsecured Lines of Credit

The Company utilizes a $320,000 three-year syndicated revolving line of credit (the "Revolver"), for its short-term financing. At December 31, 2001, the stated interest rate for the Revolver was LIBOR plus 0.75% or prime minus 0.25%. Subsequent to year end, the stated rate increased to LIBOR plus 0.85% as a result of credit rating agency downgrade on the Company's senior unsecured debt. The Revolver provides for the rate to be adjusted up or down based on changes in the credit ratings on the Company's senior unsecured debt. The Revolver also includes a money market competitive bid option for short-term funds up to $160,000 at rates below the stated line rate. The credit agreement for the Revolver contains customary representations, covenants and events of default, including covenants which restrict the ability of the Operating Partnership to make distributions, in excess of stated amounts, which in turn restrict the discretion of the Company to declare and pay dividends. In general, during any fiscal year the Operating Partnership may only distribute up to 100% of the Operating Partnership's consolidated income available for distribution (as defined in the credit agreement) exclusive of distributions of up to $30,000 of capital gains for such year. The credit agreement contains exceptions to these limitations to allow the Operating Partnership to make distributions necessary to allow the Company to maintain its status as a REIT. The Company does not anticipate that this covenant will adversely affect the ability of the Operating Partnership to make distributions, or the Company to declare dividends, under the Company's current dividend level. The Revolver matures in April 2004.

The Company also has in place an additional $185,000 line of credit facility for general corporate purposes. This line matures in April 2002 and carries terms substantially equal to the Revolver. Management expects the Company to renew and extend this credit facility, although the total capacity and terms may vary. There were no outstanding borrowings under this facility at December 31, 2001.

Additionally, the Company has a $20,000 unsecured line of credit with Wachovia Bank of Georgia, N.A. (the "Cash Management Line"). The Cash Management Line bears interest at LIBOR plus 0.75% or prime minus .25% and matures in February, 2003. Management believes the Cash Management Line will be renewed at maturity with similar terms.

Senior and Medium-Term Notes

In 2001, the Company issued $50,000 of 6.71% senior unsecured notes due in 2006. The net proceeds from the notes were used to repay outstanding indebtedness. In 2001, the Company repaid the outstanding balance of one medium-term note issuance totaling $37,000 and one senior note issuance totaling $30,000 at their scheduled maturing dates. All of the unsecured notes are subject to certain covenants, including those governing the Company's total leverage.

Stock Repurchase Program

The Company's Board of Directors has approved the purchase of up to $200,000 of the Company's outstanding stock. In the fourth quarter of 2000, the Company began repurchasing shares of its common stock in accordance with the announced stock repurchase program using funds from operating cash flow and the sale of properties. Purchases will be made from time to time in the open market and it is expected that funding of the program will come primarily from the proceeds from asset sales. For the year ended December 31, 2001, the Company repurchased 2,370,100 shares of common stock at a total cost of $87,506. Treasury stock activity for the year ended December 31, 2001 was as follows:

	TREASURY STOCK	
	Shares	Amount
Balance at December 31, 2000	808,596	$ 28,903
Acquisitions of common stock	2,370,100	87,506
Other additions	1,902	70
Distribution under Employee Stock Plan	(360,953)	(12,906)
Balance at December 31, 2001	**2,819,645**	**$ 103,573**

Additionally, during the fourth quarter of 2001, the Company repurchased 100,000 shares of its preferred stock for $5,100. The stock repurchase activity in 2001 and 2000 was consistent with the Company's stated objective to acquire stock when the price per share is below the Company's internal estimate of the fair market value of its net assets. Management has indicated it will be opportunistic with respect to additional share repurchases and intends to finance additional repurchases with asset sale proceeds rather than additional borrowings.

(Dollars in thousands, except per share and apartment unit data)

Schedule of Indebtedness

The following table reflects the Company's indebtedness at December 31, 2001 and 2000:

Description	Payment Terms	Interest Rate	Maturity Date(1)	DECEMBER 31, 2001	DECEMBER 31, 2000
Senior Notes (Unsecured)					
Senior Notes	Int.	6.71% – 7.70%	2003–2010	$ 360,000	$ 310,000
Medium Term Notes	Int.	6.69% – 8.12%(2)	2004–2015	323,000	360,000
Northwestern Mutual Life	Int.	8.37%	2002	20,000	50,000
				703,000	720,000
Unsecured Lines of Credit & Other					
Revolver	N/A	LIBOR + 0.75%(3)	2004	155,000	18,000
Cash Management Line	N/A	LIBOR + 0.75%	2003	11,202	4,925
Other	N/A	5.00%(4)	2021	2,000	2,000
				168,202	24,925
Conventional Fixed Rate (Secured)					
FNMA	Prin. and Int.	6.975%(5)	2029	102,200	103,200
Northwestern Mutual Life	Prin. and Int.	7.69%	2007	50,527	51,238
Northwestern Mutual Life	Prin. and Int.	6.50%(6)	2009	47,681	48,601
Northwestern Mutual Life	Prin. and Int.	7.69%	2007	28,268	28,666
Parkwood Townhomes™	Prin. and Int.	7.375%	2014	762	799
				229,438	232,504
Tax Exempt Floating Rate Bonds (Secured)	Int.	1.65%(7)	2025	235,880	235,880
Total				$1,336,520	$ 1,213,309

(1) *All outstanding indebtedness can be prepaid at any time, subject to certain prepayment penalties.*

(2) *Contains $100,000 of Mandatory Par Put Remarketed Securities. The annual interest rate on these securities to 2005 (the "Remarketing Date") is 6.85%. On the Remarketing Date, they are subject to mandatory tender for remarketing.*

(3) *Represents stated rate. Stated rate increased to LIBOR plus 0.85% in 2002. At December 31, 2001, the outstanding balance of the Revolver consisted of "money market" loans with an average interest rate of 2.46%.*

(4) *This loan is interest free for the first three years, with interest at 5.00% thereafter.*

(5) *In 2000, interest rate was fixed at 6.975%, inclusive of credit enhancement and other fees, to 2009 through an interest rate swap arrangement.*

(6) *This note bears interest at 6.50% with an effective rate of 7.30%.*

(7) *FNMA credit enhanced bond indebtedness. Interest based on FNMA "AAA" tax exempt rate plus credit enhancement and other fees of 0.639%. Interest rate represents rate at December 31, 2001 before credit enhancements. The Company has outstanding interest rate cap arrangements that limit the Company's exposure to increases in the base interest rate to 5%.*

Capitalization of Fixed Assets and Community Improvements

The Company has established a policy of capitalizing those expenditures relating to acquiring new assets, materially enhancing the value of an existing asset, or substantially extending the useful life of an existing asset. All expenditures necessary to maintain a community in ordinary operating condition are expensed as incurred. For new development communities, carpet replacements are expensed as incurred during the first five years (which corresponds to the estimated depreciable life). Thereafter, carpet replacements are capitalized.

Acquisition of assets and community improvement expenditures for the years ended December 31, 2001 and 2000 are summarized as follows:

	YEAR ENDED DECEMBER 31,	
	2001	2000
New community development and acquisition activity	**$ 232,569**	$ 387,649
Revenue generating additions and improvements:		
Property renovations	**4,019**	6,638
Submetering of water service	**207**	32
Nonrecurring capital expenditures:		
Vehicle access control gates	**749**	403
Other community additions and improvements	**1,786**	5,173
Recurring capital expenditures:		
Carpet replacements	**2,935**	2,890
Other community additions and improvements	**7,506**	6,267
Corporate additions and improvements	**3,021**	3,441
	$ 252,792	$ 412,493

Inflation

Substantially all of the leases at the Communities allow, at the time of renewal, for adjustments in the rent payable thereunder, and thus may enable the Company to seek increases in rents. The substantial majority of these leases are for one year or less and the remaining leases are for up to two years. At the expiration of a lease term, the Company's lease agreements provide that the term will be extended unless either the Company or the lessee gives at least sixty (60) days written notice of termination; in addition, the Company's policy permits the earlier termination of a lease by a lessee upon thirty (30) days written notice to the Company and the payment of one month's additional rent as compensation for early termination. The short-term nature of these leases generally serves to reduce the risk to the Company of the adverse effect of inflation.

Funds from Operations and Cash Available for Distribution

Historical Funds from Operations

The Company considers funds from operations ("FFO") a useful measure of performance of an equity REIT. FFO is defined to mean net income available to common shareholders determined in accordance with generally accepted accounting principles ("GAAP"), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation of real estate assets, and after adjustment for unconsolidated partnerships and joint ventures. FFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of the Company's financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it necessarily indicative of sufficient cash flow to fund all of the Company's needs. Cash available for distribution ("CAD") is defined as FFO less capital expenditures funded by operations and loan amortization payments. The Company believes that in order to facilitate a clear understanding of the consolidated historical operating results of the Company, FFO and CAD should be examined in conjunction with net income as presented in the consolidated financial statements and data included elsewhere in this report.

(Dollars in thousands, except per share and apartment unit data)

FFO and CAD for the years ended December 31, 2001, 2000, and 1999 presented on a historical basis are summarized in the following table:

Calculation of Funds from Operations and Cash Available for Distribution

	YEAR ENDED DECEMBER 31,		
	2001	2000	1999
Net income available to common shareholders	**$ 75,159**	$ 88,645	$ 92,642
Cumulative effect of accounting change, net of minority interest	**613**	—	—
Extraordinary item, net of minority interest	**77**	—	458
Minority interest of common unitholders	**10,203**	11,691	12,598
Net (gain) loss on sale of assets	**(23,942)**	(3,208)	1,522
Adjusted net income	**62,110**	97,128	107,220
Depreciation of real estate assets	**71,023**	66,283	55,361
Funds from Operations(1)	**133,133**	163,411	162,581
Recurring capital expenditures(2)	**(10,441)**	(9,157)	(8,641)
Non-recurring capital expenditures(3)	**(2,535)**	(5,576)	(2,971)
Loan amortization payments	**(3,126)**	(1,869)	(81)
Cash Available for Distribution	**$ 117,031**	$ 146,809	$ 150,888
Revenue generating capital expenditures(4)	**$ 4,226**	$ 6,670	$ 8,011
Cash Flow Provided By (Used In):			
Operating activities	**$ 161,564**	$ 185,073	$ 153,038
Investing activities	**$ (51,213)**	$ (255,986)	$ (317,960)
Financing activities	**$ (113,007)**	$ 72,502	$ 149,638
Weighted average common shares outstanding – basic	**38,052,673**	39,317,725	38,460,689
Weighted average common shares outstanding – diluted	**38,267,939**	39,852,514	38,916,987
Weighted average common shares and units outstanding – basic	**43,211,834**	44,503,290	43,663,373
Weighted average common shares and units outstanding – diluted	**43,427,100**	45,038,079	44,119,671

(1) The Company uses the National Association of Real Estate Investment Trusts ("NAREIT") definition of FFO. Effective January 1, 2000, NAREIT amended its definition of FFO to include in FFO all non-recurring transactions, except those that are defined as extraordinary under generally accepted accounting principles ("GAAP"). The Company adopted this new definition effective January 1, 2000. FFO for any period means the Consolidated Net Income of the Company and its subsidiaries for such period excluding gains or losses from debt restructuring and sales of property plus depreciation of real estate assets, and after adjustment for unconsolidated partnerships and joint ventures, all determined on a consistent basis in accordance with GAAP. FFO presented herein is not necessarily comparable to FFO presented by other real estate companies because not all real estate companies use the same definition. The Company's FFO is comparable to the FFO of real estate companies that use the current NAREIT definition. FFO should not be considered as an alternative to net income as an indicator of the Company's financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it necessarily indicative of sufficient cash flow to fund all of the Company's needs or ability to service indebtedness or make distributions.

(2) Recurring capital expenditures consisted primarily of $2,935, $2,890 and $2,864 of carpet replacement and $7,506, $6,267 and $5,777 of other community additions and improvements to existing communities for the years ended December 31, 2001, 2000, and 1999, respectively. Since the Company does not add back the depreciation of non-real estate assets in its calculation of FFO, capital expenditures of $3,021, $3,441, and $6,811 are excluded from the calculation of CAD for the years ended December 31, 2001, 2000, and 1999, respectively.

(3) Non-recurring capital expenditures consisted of the additions of vehicle access control gates to communities of $749, $403, and $794 and other community additions and improvements of $1,786, $5,173, and $2,177 for the years ended December 31, 2001, 2000, and 1999, respectively.

(4) Revenue generating capital expenditures included major renovations of communities in the amount of $4,019, $6,638, and $7,826 for the years ended December 31, 2001, 2000, and 1999, respectively, and sub-metering of water service to communities in the amounts of $207, $32, and $185 for the years ended December 31, 2001, 2000, and 1999, respectively.

Disclosure Regarding Forward-Looking Statements

Certain statements made in this report, and other written or oral statements made by or on behalf of the Company, may constitute "forward-looking statements" within the meaning of the federal securities laws. Statements regarding future events and developments and the Company's future performance, as well as management's expectations, beliefs, plans, estimates, or projections relating to the future, are forward-looking statements within the meaning of these laws. Examples of such statements in this report include our expectations with regard to net operating income and funds from operations for 2002, our expectations with regard to occupancy levels and rent growth, our expectations with regard to our dividend payments, our ability to meet new construction, development, and other long-term liquidity requirements, and our ability to execute asset sales in connection with our asset sale and capital recycling program. All forward-looking statements are subject to certain risks and uncertainties that could cause actual events to differ materially from those projected. Management believes that these forward-looking statements are reasonable; however, you should not place undue reliance on such statements. These statements are based on current expectations and speak only as of the date of such statements. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Additional information concerning the risk and uncertainties listed above, and other factors that you may wish to consider, is contained elsewhere in the Company's filings with the Securities and Exchange Commission.

The following are some of the factors that could cause the Company's actual results to differ materially from the expected results described in the Company's forward-looking statements:

- future local and national economic conditions, including changes in job growth, interest rates, the availability of financing, and other factors;
- demand for apartments in the Company's markets and the effect on occupancy and rental rates;
- the impact of competition on the Company's business, including competition for tenants and development locations;
- the Company's ability to obtain financing or self-fund the development of additional apartment communities;
- the uncertainties associated with the Company's current real estate development, including actual costs exceeding the Company's budgets or development periods exceeding expectations;
- conditions affecting ownership of residential real estate and general conditions in the multi-family residential real estate market;
- the effects of changes in accounting policies and other regulatory matters detailed in the Company's filings with the Securities and Exchange Commission and uncertainties of litigation; and
- the Company's ability to continue to qualify as a real estate investment trust under the Code.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Sensitivity

The Company's primary market risk exposure is interest rate risk. At December 31, 2001, the Company had $293,402 of variable rate debt tied to LIBOR. In addition, the Company had $235,880 in variable tax-exempt debt with interest based on the FNMA "AAA" tax exempt rate In addition, the Company has interest rate risk associated with fixed rate debt at maturity. The discussion in this Interest Rate Sensitivity section is the same for the Company and the Operating Partnership, except that all indebtedness described herein has been incurred by the Operating Partnership. Management has and will continue to manage interest rate risk as follows:

- maintain a conservative ratio of fixed rate, long-term debt to total debt such that variable rate exposure is kept at an acceptable level;
- fix certain long-term variable rate debt through the use of interest rate swaps or interest rate caps with appropriately matching maturities;
- use treasury locks where appropriate to fix rates on anticipated debt transactions; and
- take advantage of favorable market conditions for long-term debt and/or equity.

Management uses various financial models and advisors to achieve these objectives.

The table below provides information about the Company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swap and cap arrangements, the table presents notional amounts and weighted average interest rates by (expected) contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted

(Dollars in thousands, except per share and apartment unit data)

average variable rates are based upon implied forward rates in the yield curve at the reporting date. The information is presented in U.S. dollar equivalents, which is the Company's reporting currency.

	EXPECTED MATURITY DATE							
	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
Long-Term Debt:								
Fixed rate	$ 22,217	$ 102,381	$ 25,554	$ 177,748	$ 77,949	$ 401,389	$ 807,238	$ 847,563
Average interest rate	7.42%	7.44%	7.46%	7.29%	7.35%	6.84%	7.44%	
Floating rate[1]								
LIBOR-based:								
Cash management line[2]	11,202	—	—	—	—	—	11,202	11,202
MTN	—	—	—	25,000	—	—	25,000	25,000
Revolver[2]	—	—	155,000	—	—	—	155,000	155,000
FNMA[3]	1,150	1,235	1,335	1,435	1,550	95,495	102,200	102,200
Total LIBOR-based	12,352	1,235	156,335	26,435	1,550	95,495	293,402	293,402
Tax-exempt[4]	—	—	—	—	—	235,880	235,880	235,880
Total floating rate debt	12,352	1,235	156,335	26,435	1,550	331,375	529,282	529,282
Total debt	$ 34,569	$ 103,616	$ 181,889	$ 204,183	$ 79,499	$ 732,764	$ 1,336,520	$ 1,376,845

(1) Interest on these debt instruments is based on LIBOR ranging from LIBOR plus 0.75% to 0.85% above LIBOR. At December 31, 2001, the LIBOR rate was 1.88%. See Schedule of Indebtedness in Management's Discussion and Analysis for rates on individual debt instruments.

(2) Assumes the Company's Revolver and Cash Management Line are repaid at the maturity date. Management believes these lines will be renewed at maturity with similar terms.

(3) In December 2000, the Company entered into a swap transaction that fixed the rate on the note at 6.975%, inclusive of credit enhancement and other fees, from January 1, 2001 through July 31, 2009.

(4) At December 31, 2001, the FNMA "AAA" tax exempt rate was 1.65%. Interest on these debt instruments is equal to the FNMA "AAA" tax exempt rate plus credit enhancement and other fees of 0.639%. The Company has purchased an interest rate cap that limits the Company's exposure to increases in the base rate to 5.00%.

Interest Rate Derivatives	Notional Amount	Average Pay Rate/ Cap Rate	Average Receive Rate	Expected Settlement Date	Fair Value Asset (Liab.)
Interest Rate Swaps					
Variable to fixed	$ 104,000 amortizing to $ 90,270	6.04%	1-month LIBOR	7/31/09	$ (4,799)
Variable to fixed	$ 25,000	6.53%	3-month LIBOR	2/01/05	(1,846)
Interest rate cap	$ 76,000	5.00%	—	2/01/03	5
Interest rate cap	$ 141,230	5.00%	—	2/01/03	9
Interest rate cap	$ 18,650	5.00%	—	2/01/03	1
					$ (6,630)

As more fully described in Note 1 to the consolidated financial statements, the interest rate swap and cap arrangements are carried on the consolidated sheet at the fair value shown above in accordance with SFAS No. 133, as amended. If interest rates under the Company's floating rate LIBOR-based and tax-exempt borrowings, in excess of the $102,200 FNMA borrowings effectively converted to fixed rates discussed above, fluctuated by 1.0%, interest costs to the Company, based on outstanding borrowings at December 31, 2001, would increase or decrease by approximately $4,300 on an annualized basis.

To the Board of Directors and Shareholders of Post Properties, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and accumulated earnings and of cash flows present fairly, in all material respects, the financial position of Post Properties Inc. at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, Post Properties, Inc. adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by Statement of Financial Accounting Standards No. 138, on January 1, 2001.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Atlanta, Georgia
March 5, 2002

(Dollars in thousands)

	December 31, 2001	December 31, 2000
Assets		
Real estate assets		
Land	$ 277,146	$ 281,525
Building and improvements	1,794,658	1,681,798
Furniture, fixtures, and equipment	212,390	190,968
Construction in progress	419,449	509,702
Investments in and advances to unconsolidated real estate entities	89,692	—
Land held for future development	23,658	28,995
	2,816,993	2,692,988
Less: accumulated depreciation	(393,014)	(345,121)
Assets held for sale	39,419	122,047
Real estate assets	2,463,398	2,469,914
Cash and cash equivalents	4,803	7,459
Restricted cash	1,315	1,272
Deferred charges, net	18,203	21,700
Other assets	50,632	50,892
Total assets	$ 2,538,351	$ 2,551,237
Liabilities And Shareholders' Equity		
Notes payable	$ 1,336,520	$ 1,213,309
Accrued interest payable	9,660	10,751
Dividend and distribution payable	33,208	33,933
Accounts payable and accrued expenses	72,277	67,136
Security deposits and prepaid rents	9,016	9,407
Total liabilities	1,460,681	1,334,536
Minority interest of preferred unitholders in Operating Partnership	70,000	70,000
Minority interest of common unitholders in Operating Partnership	106,153	118,091
Commitments and contingencies	—	—
Shareholders' equity		
Preferred stock, $.01 par value, 20,000,000 authorized:		
8 ½% Series A Cumulative Redeemable Shares, liquidation preference $50 per share, 900,000 and 1,000,000 shares issued and outstanding at December 31, 2001 and 2000, respectively	9	10
7 ⅝% Series B Cumulative Redeemable Shares, liquidation preference $25 per share, 2,000,000 shares issued and outstanding	20	20
7 ⅝% Series C Cumulative Redeemable Shares, liquidation preference $25 per share, 2,000,000 shares issued and outstanding	20	20
Common stock, $.01 par value, 100,000,000 authorized:		
39,676,204 and 39,662,192 shares issued, 36,856,559 and 38,853,596 shares outstanding at December 31, 2001 and 2000, respectively	396	396
Additional paid-in capital	1,010,954	1,057,067
Accumulated earnings	—	—
Accumulated other comprehensive income	(5,864)	—
Deferred compensation	(445)	—
	1,005,090	1,057,513
Less common stock in treasury, at cost, 2,819,645 shares and 808,596 shares at December 31, 2001 and 2000, respectively	(103,573)	(28,903)
Total shareholders' equity	901,517	1,028,610
Total liabilities and shareholders' equity	$ 2,538,351	$ 2,551,237

The accompanying notes are an integral part of these consolidated financial statements.

(Dollars in thousands, except per share data)

	YEAR ENDED DECEMBER 31,		
	2001	2000	1999
Revenues			
Rental	$ **368,042**	$ 365,895	$ 318,697
Third-party services	**14,088**	15,249	12,486
Interest	**1,771**	1,922	764
Other	**14,413**	16,766	13,980
Total revenues	**398,314**	399,832	345,927
Expenses			
Property operating and maintenance (exclusive of items shown separately below)	**140,630**	131,349	113,152
Depreciation	**76,178**	71,113	58,013
Third-party services	**13,023**	13,092	10,829
Interest	**57,930**	50,303	33,192
Amortization of deferred loan costs	**1,978**	1,636	1,496
General and administrative	**13,745**	10,066	7,788
Minority interest in consolidated property partnerships	**(2,098)**	(1,695)	511
Total expenses	**301,386**	275,864	224,981
Income before net gain (loss) on sale of assets, other charges, minority interest of unitholders in Operating Partnership, cumulative effect of accounting change and extraordinary item	**96,928**	123,968	120,946
Net gain (loss) on sale of assets	**23,942**	3,208	(1,522)
Project abandonment, employee severance and impairment charges	**(17,450)**	(9,365)	—
Minority interest of preferred unitholders in Operating Partnership	**(5,600)**	(5,600)	(1,851)
Minority interest of common unitholders in Operating Partnership	**(10,203)**	(11,691)	(12,598)
Income before cumulative effect of accounting change and extraordinary item	**87,617**	100,520	104,975
Cumulative effect of accounting change, net of minority interest	**(613)**	—	—
Extraordinary item, net of minority interest	**(77)**	—	(458)
Net income	**86,927**	100,520	104,517
Dividends to preferred shareholders	**(11,768)**	(11,875)	(11,875)
Net income available to common shareholders	$ **75,159**	$ 88,645	$ 92,642
Earnings per common share – basic			
Income before cumulative effect of accounting change and extraordinary item (net of preferred dividends)	$ **2.00**	$ 2.25	$ 2.42
Cumulative effect of accounting change, net of minority interest	**(0.02)**	—	—
Extraordinary item, net of minority interest	**—**	—	(0.01)
Net income available to common shareholders	$ **1.98**	$ 2.25	$ 2.41
Weighted average common shares outstanding	**38,052,673**	39,317,725	38,460,689
Earnings per common share – diluted			
Income before cumulative effect of accounting change and extraordinary item (net of preferred dividends)	$ **1.98**	$ 2.22	$ 2.39
Cumulative effect of accounting change, net of minority interest	**(0.02)**	—	—
Extraordinary item, net of minority interest	**—**	—	(0.01)
Net income available to common shareholders	$ **1.96**	$ 2.22	$ 2.38
Weighted average common shares outstanding	**38,267,939**	39,852,514	38,916,987
Dividends declared	$ **3.12**	$ 3.04	$ 2.80

The accompanying notes are an integral part of these consolidated financial statements.

(Dollars in thousands)

	FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999							
	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Earnings	Accumulated Other Comprehensive Income	Deferred Compensation	Treasury Stock	Total
Shareholders' Equity and Accumulated Earnings, December 31, 1998	$ 50	$ 380	$1,051,256	$ —	$ —	$ —	$ —	$1,051,686
Offering cost of redeemable preferred units	—	—	(1,810)	—	—	—	—	(1,810)
Proceeds from Dividend Reinvestment and Employee Stock Purchase Plan	—	8	23,304	—	—	—	—	23,312
Adjustment for minority interest of unitholders in Operating Partnership at dates of capital transactions	—	—	857	—	—	—	—	857
Net income	—	—	—	104,517	—	—	—	104,517
Dividends to preferred shareholders	—	—	—	(11,875)	—	—	—	(11,875)
Dividends declared and paid to common shareholders	—	—	(15,183)	(65,458)	—	—	—	(80,641)
Dividends declared to common shareholders	—	—	—	(27,184)	—	—	—	(27,184)
Shareholders' Equity and Accumulated Earnings, December 31, 1999	$ 50	$ 388	$1,058,424	$ —	$ —	$ —	$ —	$1,058,862
Proceeds from Dividend Reinvestment and Employee Stock Purchase Plan	—	8	29,029	—	—	—	152	29,189
Adjustment for minority interest of unitholders in Operating Partnership at dates of capital transactions	—	—	320	—	—	—	—	320
Net income	—	—	—	100,520	—	—	—	100,520
Acquisition of treasury stock	—	—	—	—	—	—	(29,055)	(29,055)
Dividends to preferred shareholders	—	—	—	(11,875)	—	—	—	(11,875)
Dividends to common shareholders	—	—	(30,706)	(88,645)	—	—	—	(119,351)
Shareholders' Equity and Accumulated Earnings, December 31, 2000	$ 50	$ 396	$1,057,067	$ —	$ —	$ —	$ (28,903)	$1,028,610
Comprehensive income								
Net income	—	—	—	86,927	—	—	—	86,927
Cumulative effect of adoption of SFAS 133, net of minority interest	—	—	—	—	(1,299)	—	—	(1,299)
Net change in derivative value, net of minority interest	—	—	—	—	(4,565)	—	—	(4,565)
Total comprehensive income								81,063
Proceeds from Dividend Reinvestment and Employee Stock Purchase Plans	—	—	(3,541)	—	—	—	12,307	8,766
Preferred Stock repurchase	(1)	—	(5,099)	—	—	—	—	(5,100)
Adjustment for minority interest of unitholders in Operating Partnership at dates of capital transactions	—	—	5,194	—	—	—	—	5,194
Restricted stock issuances, net of forfeitures	—	—	46	—	—	(616)	570	—
Amortization of deferred compensation	—	—	—	—	—	171	—	171
Treasury stock acquisitions	—	—	—	—	—	—	(87,547)	(87,547)
Dividends to preferred shareholders	—	—	—	(11,768)	—	—	—	(11,768)
Dividends to common shareholders	—	—	(42,713)	(75,159)	—	—	—	(117,872)
Shareholders' Equity and Accumulated Earnings, December 31, 2001	**$ 49**	**$ 396**	**$1,010,954**	**$ —**	**$ (5,864)**	**$ (445)**	**$ (103,573)**	**$ 901,517**

The accompanying notes are an integral part of these consolidated financial statements.

(Dollars in thousands)

	YEAR ENDED DECEMBER 31,		
	2001	2000	1999
Cash Flows From Operating Activities			
Net income	$ 86,927	$ 100,520	$ 104,517
Adjustments to reconcile net income to net cash provided by operating activities:			
Net (gain) loss on sale of assets	(23,942)	(3,208)	1,522
Minority interest of preferred unitholders in Operating Partnership	5,600	5,600	1,851
Minority interest of common unitholders in Operating Partnership	10,203	11,691	12,598
Equity in loss of unconsolidated entities	186	—	—
Cumulative effect of accounting change, net of minority interest	613	—	—
Extraordinary item, net of minority interest	77	—	458
Depreciation	76,178	71,113	58,013
Amortization of deferred loan costs	1,978	1,636	1,496
Changes in assets, (increase) decrease in:			
Restricted cash	(43)	108	(32)
Other assets	(1,626)	(8,904)	(24,735)
Deferred charges	(929)	(1,591)	(4,106)
Changes in liabilities, increase (decrease) in:			
Accrued interest payable	(1,091)	1,591	1,551
Accounts payable and accrued expenses	7,824	6,133	(402)
Security deposits and prepaid rents	(391)	384	307
Net cash provided by operating activities	161,564	185,073	153,038
Cash Flows From Investing Activities			
Construction and acquisition of real estate assets, net of payables	(220,297)	(362,981)	(286,696)
Net proceeds from sale of assets	220,122	157,265	16,587
Capitalized interest	(22,124)	(25,426)	(21,417)
Recurring capital expenditures	(10,441)	(9,157)	(8,641)
Corporate additions and improvements	(3,021)	(3,441)	(6,811)
Non-recurring capital expenditures	(2,535)	(5,576)	(2,971)
Revenue-generating capital expenditures	(4,226)	(6,670)	(8,011)
Investment in and advances to unconsolidated entities	(8,691)	—	—
Net cash used in investing activities	(51,213)	(255,986)	(317,960)
Cash Flows From Financing Activities			
Debt proceeds	710,142	440,001	279,000
Payment of financing costs	(300)	(3,128)	(1,495)
Proceeds from Dividend Reinvestment and Employee Stock Purchase Plans	8,766	26,754	23,312
Proceeds from preferred units, net of offering costs	—	—	68,190
Debt payments	(586,931)	(216,275)	(89,425)
Treasury stock acquisitions	(87,547)	(24,912)	—
Preferred stock repurchases	(5,100)	—	—
Distributions to preferred unitholders	(5,600)	(5,600)	(1,384)
Distributions to common unitholders	(16,018)	(15,458)	(14,318)
Dividends paid to preferred shareholders	(11,768)	(11,875)	(11,875)
Dividends paid to common shareholders	(118,651)	(117,005)	(102,367)
Net cash provided by (used in) financing activities	(113,007)	72,502	149,638
Net increase (decrease) in cash and cash equivalents	(2,656)	1,589	(15,284)
Cash and cash equivalents, beginning of period	7,459	5,870	21,154
Cash and cash equivalents, end of period	$ 4,803	$ 7,459	$ 5,870

The accompanying notes are an integral part of these consolidated financial statements.

(Dollars in thousands except per share data)

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Post Properties, Inc. (the "Company" or "PPI") through its majority-owned subsidiary, Post Apartment Homes, L.P. (the "Operating Partnership") currently owns and manages or is in the process of developing apartment communities located in the Atlanta, Dallas, Tampa, Orlando, Washington, D.C., Virginia, Nashville, Houston, Austin, Phoenix, Denver, Pasadena, New York City, and Charlotte metropolitan areas. At December 31, 2001, approximately 50.7%, 20.7% and 11.5% (on a unit basis) of the Company's communities are located in the Atlanta, Dallas, and Tampa metropolitan areas, respectively.

Basis of Presentation

The accompanying consolidated financial statements include the consolidated accounts of the Company and the Operating Partnership. The Company's investments in nonmajority-owned entities, in which it does not exercise unilateral control but has the ability to exercise significant influence over operating and financial policies, are accounted for on the equity method of accounting. Accordingly, the Company's share of the net earnings or losses of these entities is included in consolidated net income. All significant intercompany accounts and transactions have been eliminated in consolidation. Since units can be redeemed for shares of the Company on a one-for-one basis at the Operating Partnership's option, minority interest of unitholders in the operations of the Operating Partnership is calculated based on the weighted average of shares and units outstanding during the period.

Certain items in the 2000 and 1999 consolidated financial statements were reclassified for comparative purposes with the 2001 consolidated financial statements.

New Accounting Pronouncements

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Hedging Activities." This standard established accounting and reporting standards for derivative and hedging activities and required the Company to recognize all derivative financial instruments on its balance sheet at fair value. Upon adoption of SFAS No. 133, the Company recorded a derivative instrument liability of $1,299, net of minority interest, and an adjustment of $1,299, net of minority interest, to accumulated other comprehensive income, a shareholders' equity account, representing the fair value of its outstanding interest rate swap agreements. The Company also recorded a net transition adjustment loss in the statement of operations of $613, net of minority interest, relating to the write-down of the book value of its interest rate cap agreements to their fair value.

For all outstanding derivative financial instruments and for future use of derivative financial instruments, the Company designates the specific instruments as a hedge of identified cash flow exposure. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedged transactions. In this documentation, the Company will specifically identify the asset, liability, firm commitment, or forecasted transaction that has been designated as a hedged item and will state how the hedged instrument is expected to hedge the risks related to the hedged item. The Company will formally measure effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis in accordance with its risk management policy. The Company may discontinue hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; when the derivative is expired or sold, terminated or exercised; or when the derivative is re-designated to no longer be a hedged instrument.

The Company currently utilizes only qualifying cash flow hedges that are designated specifically to reduce exposure to interest rate risk by locking in the expected future cash payments on certain designated liabilities. This is typically accomplished using an interest rate swap or interest rate cap arrangement. For financial reporting purposes, a cash flow hedge is recorded at fair value in the balance sheet. The gain or loss on the effective portion of these types of cash flow hedges is deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions are recognized in earnings. The ineffective portion of these cash flow hedges is recorded immediately in earnings.

At December 31, 2001, the Company has outstanding interest rate swap agreements with a notional value of $129,000 with maturity dates ranging from 2005 to 2009. For the year ended December 31, 2001, the Company recorded the unrealized net loss of $4,565, net minority interest, resulting from the change in fair value of these cash flow hedges as a reduction in accumulated other comprehensive income, a shareholders' equity account. In addition, the Company recorded the change in fair value of the ineffective component of its outstanding interest rate cap agreements in its statement of operations for the year ended December 31, 2001. This charge against earnings and the fair value of the interest rate cap agreements as of December 31, 2001 were not significant to the Company's financial position or results of operations. In 2002, the Company expects to reclassify out of accumulated other comprehensive income approximately $1,231.

In 2001, the Financial Accounting Standards Board issued several new accounting pronouncements, which are discussed in the following paragraphs.

SFAS No. 141, "Business Combinations," which requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method, was issued in July 2001. SFAS No. 141 supersedes Accounting Principles Board ("APB") Opinion No. 16, "Accounting for Pre-acquisition Contingencies of Purchase Enterprises," and is effective for all business combinations initiated after June 30, 2001. The adoption of SFAS No. 141 did not have a significant effect on the Company's results of operations or its financial position.

SFAS No. 142, "Goodwill and Other Intangible Assets," was issued in July 2001. Under SFAS No. 142, the amortization of goodwill or other intangible assets with indefinite lives is no longer required, but will be subject to periodic testing for impairment. SFAS No. 142 supersedes APB Opinion No. 17, "Intangible Assets." The Company will implement SFAS No. 142 on January 1, 2002. The Company believes the provisions of SFAS No. 142 will not have a significant effect on its results of operations or its financial position.

SFAS No. 143, "Account for Obligations Associated with Retirement of Long-Lived Assets," was issued in August 2001. SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement costs. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective in fiscal years beginning after June 15, 2002. The Company believes the provisions of SFAS No. 143 will not have a significant effect on its results of operations or its financial position.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," that replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," was issued in October 2001. SFAS No. 144 requires that long-lived assets be measured at the lower of their carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and the Company will implement the provisions of SFAS No. 144 on January 1, 2002. The Company believes the provisions of SFAS No. 144 will not have a significant effect on the Company's results of operations or its financial position.

(Dollars in thousands except per share data)

Cost Capitalization

The Company capitalizes those expenditures relating to the acquisition of new assets, the development and construction of new apartment communities, the enhancement of the value of existing assets, and expenditures that substantially extend the life of existing assets. All other expenditures necessary to maintain a community in ordinary operating condition are expensed as incurred. Additionally, for new development communities, carpet, vinyl, and blind replacements are expensed as incurred during the first five years (which corresponds to the estimated depreciable life). Thereafter, these replacements are capitalized. The Company expenses as incurred all interior and exterior painting of communities.

The Company capitalizes interest, real estate taxes, and certain internal personnel and associated costs directly related to apartment communities under development and construction. The incremental personnel and associated costs are capitalized to projects under development based upon the effort directly identifiable with such projects. The Company treats each unit in an apartment community separately for cost accumulation, capitalization, and expense recognition purposes. Prior to the commencement of leasing activities, interest and other construction costs are capitalized and reflected on the balance sheet as construction in progress. The Company ceases the capitalization of such costs as the residential units in a community become substantially complete and available for occupancy. In addition, prior to the completion of units, the Company expenses as incurred substantially all operating expenses (including pre-opening marketing expenses) of such communities.

Real Estate Assets, Depreciation, and Impairment

Real estate assets are stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation is computed on a straight-line basis over the useful lives of the properties (buildings and components and related land improvements – 20–40 years; furniture, fixtures and equipment – 5–10 years).

The Company continually evaluates the recoverability of the carrying value of its real estate assets using the methodology prescribed in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Factors considered by management in evaluating impairments include significant declines in property operating profits, recurring property operating losses, and other significant adverse changes in general market conditions that are considered permanent in nature. If any real estate asset held for investment is considered impaired, a loss is recorded to reduce the carrying value of the asset to its fair value. If a real estate asset is held for sale, any estimated loss is recorded to reduce the carrying value of the asset to its fair value less costs to sell. Subsequent to the classification of assets as held for sale, no further depreciation expense is recorded.

As discussed above, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," that replaces SFAS No. 121. SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and the Company will implement the provisions of SFAS No. 144 beginning on January 1, 2002. The Company believes the provisions of SFAS No. 144 will not have a significant effect on the Company's net results of operations or its financial position.

Real Estate Assets Held for Sale

Under both SFAS No. 121 and 144, real estate assets held for sale are stated at their fair value less cost to sell. The Company classifies real estate assets as held for sale when its internal investment committee approves the sale and the Company has commenced an active program to sell the assets. Subsequent to this classification, no further depreciation is recorded on the assets. The operating results of real estate assets held for sale are included in continuing operations in the consolidated statement of operations. Upon the implementation of SFAS No. 144 in 2002, the operating results of real estate assets held for sale and real estate assets sold will be included in discontinued operations in the consolidated statement of operations.

Revenue Recognition

Rental – Residential properties are leased under operating leases with terms of generally one year or less. Rental income is recognized when earned, which is not materially different from revenue recognition on a straight-line basis.

Property management and landscaping services – Income is recognized when earned for property management and landscaping services provided to third parties.

Cash and Cash Equivalents

For purposes of the statement of cash flows, all investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Restricted Cash

Restricted cash generally is comprised of resident security deposits for communities located in Florida and Tennessee and required maintenance reserves for communities located in DeKalb County, Georgia.

Deferred Financing Costs

Deferred financing costs are amortized using the interest method over the terms of the related debt.

Per Share Data

Basic earnings per common share with respect to the Company for the years ended December 31, 2001, 2000 and 1999 is computed based upon the weighted average number of shares outstanding during the period. Diluted earnings per common share is based upon the weighted average number of shares outstanding during the period and includes the effect of the potential issuance of additional shares if stock options were exercised or converted into common stock.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. DEFERRED CHARGES

Deferred charges consist of the following:

	DECEMBER 31,	
	2001	2000
Deferred financing costs	**$ 35,817**	$ 36,068
Other	**4,527**	5,240
	40,344	41,308
Less: accumulated amortization	**(22,141)**	(19,608)
	$ 18,203	$ 21,700

(Dollars in thousands except per share data)

3. Notes Payable

At December 31, 2001 and 2000, the Company's indebtedness consisted of the following:

Description	Payment Terms	Interest Rate	Maturity Date[1]	DECEMBER 31, 2001	DECEMBER 31, 2000
Senior Notes (Unsecured)					
Senior Notes	Int.	6.71% – 7.70%	2003–2010	**$ 360,000**	$ 310,000
Medium Term Notes	Int.	6.69% – 8.12%[2]	2004–2015	**323,000**	360,000
Northwestern Mutual Life	Int.	8.37%	2002	**20,000**	50,000
				703,000	720,000
Unsecured Lines of Credit & Other					
Revolver	N/A	LIBOR + 0.75%[3]	2004	**155,000**	18,000
Cash Management Line	N/A	LIBOR + 0.75%	2003	**11,202**	4,925
Other	N/A	5.00%[4]	2021	**2,000**	2,000
				168,202	24,925
Conventional Fixed Rate (Secured)					
FNMA	Prin. and Int.	6.975%[5]	2029	**102,200**	103,200
Northwestern Mutual Life	Prin. and Int.	7.69%	2007	**50,527**	51,238
Northwestern Mutual Life	Prin. and Int.	6.50%[6]	2009	**47,681**	48,601
Northwestern Mutual Life	Prin. and Int.	7.69%	2007	**28,268**	28,666
Parkwood Townhomes™	Prin. and Int.	7.375%	2014	**762**	799
				229,438	232,504
Tax-Exempt Floating Rate Bonds (Secured)	Int.	1.65%[7]	2025	**235,880**	235,880
Total				**$ 1,336,520**	$ 1,213,309

(1) All outstanding indebtedness can be prepaid at any time, subject to certain prepayment penalties.

(2) Contains $100,000 of Mandatory Par Put Remarketed Securities. The annual interest rate on these securities to 2005 (the "Remarketing Date") is 6.85%. On the Remarketing Date, they are subject to mandatory tender for remarketing.

(3) Represents stated rate. Stated rate increased to LIBOR plus 0.85% in 2002. At December 31, 2001, the outstanding balance of the Revolver consisted of "money market" loans with an average interest rate of 2.46%.

(4) This loan is interest free for the first three years, with interest at 5.00% thereafter.

(5) In 2000, interest rate was fixed at 6.975%, inclusive of credit enhancement and other fees, to 2009 through an interest rate swap arrangement.

(6) This note bears interest at 6.50% with an effective rate of 7.30%.

(7) FNMA credit enhanced bond indebtedness. Interest based on FNMA "AAA" tax exempt rate plus credit enhancement and other fees of 0.639%. Interest rate represents rate at December 31, 2001 before credit enhancements. The Company has outstanding interest rate cap arrangements that limit the Company's exposure to increases in the base interest rate to 5%.

Senior and Medium-Term Notes

In 2001, the Company issued $50,000 of 6.71% senior unsecured notes due in 2006. The net proceeds from the notes were used to repay outstanding indebtedness. In 2001, the Company repaid the outstanding balance of one medium-term note issuance totaling $37,000 and one senior note issuance totaling $30,000 at their scheduled maturing dates. All of the unsecured notes are subject to certain covenants, including those governing the Company's interest and fixed charge coverage and total leverage.

Debt Maturities

The aggregate maturities of the Company's indebtedness are as follows[1]:

2002	$ 23,367
2003	103,616
2004	26,889
2005	204,183
2006	79,499
Thereafter	732,764
	$ 1,170,318

(1) Excludes outstanding balances on lines of credit discussed below.

Unsecured Lines of Credit

The Company utilizes a $320,000 three-year syndicated revolving line of credit (the "Revolver"), for its short-term financing requirements. At December 31, 2001, the stated interest rate for the Revolver was LIBOR plus 0.75% or prime minus 0.25%. Subsequent to year end, the stated rate increased to LIBOR plus 0.85% as a result of a credit rating agency downgrade on the Company's senior unsecured debt. The Revolver provides for the rate to be adjusted up or down based on changes in the credit ratings on the Company's senior unsecured debt. The Revolver also includes a money market competitive bid option for short-term funds up to $160,000 at rates below the stated line rate. The credit agreement for the Revolver contains customary representations, covenants and events of default, including covenants which restrict the ability of the Operating Partnership to make distributions, in excess of stated amounts, which in turn restrict the discretion of the Company to declare and pay dividends. In general, during any fiscal year the Operating Partnership may only distribute up to 100% of the Operating Partnership's consolidated income available for distribution (as defined in the credit agreement) exclusive of distributions of up to $30,000 of capital gains for such year. The credit agreement contains exceptions to these limitations to allow the Operating Partnership to make distributions necessary to allow the Company to maintain its status as a REIT. The Company does not anticipate that this covenant will adversely affect the ability of the Operating Partnership to make distributions, or the Company to declare dividends, under the Company's current dividend level. The Revolver matures in April 2004.

The Company also has in place an additional $185,000 line of credit facility for general corporate purposes. This line, with an annual renewal, matures in April 2002 and carries terms substantially equal to the Revolver. The Company expects to renew this credit facility, although the total capacity and terms may vary.

Additionally, the Company has a $20,000 unsecured line of credit with Wachovia Bank of Georgia, N.A. (the "Cash Management Line"). The Cash Management Line bears interest at LIBOR plus 0.75% or prime minus 0.25% and matures in February 2003. Management believes the Cash Management Line will be renewed at maturity with similar terms.

Interest Paid

Interest paid (including capitalized amounts of $22,124, $25,426, and $21,417 for the years ended December 31, 2001, 2000, and 1999, respectively), aggregated $82,383, $74,419, and $51,337 for the years ended December 31, 2001, 2000, and 1999, respectively.

Pledged Assets

The aggregate net book value at December 31, 2001 of property pledged as collateral for indebtedness amounted to approximately $457,038.

Extraordinary Item

The extraordinary losses for the years ended December 31, 2001 and 1999 of $88 ($77 net of minority interest) and $521 ($458 net of minority interest), respectively, resulted from costs associates with the early extinguishment of indebtedness.

Note 4. Investments in Unconsolidated Real Estate Entities

In 2001, the Company contributed two apartment communities under development in Atlanta, Georgia and one apartment community in Pasadena, California to individual limited liability companies (the "Property LLCs") with an institutional investor. The Company holds a 35% equity interest in the Property LLCs. The total estimated development cost of the apartment communities of $144,000 is being funded through member equity contributions proportionate to the members' ownership interests and through construction financing provided by the Company. No gain or loss was recognized on the Company's contribution to the Property LLCs. The Company provides real estate services (development, construction and property management) to the Property LLCs. The Company accounts for its investments in these Property LLCs using the equity method of accounting. The excess of the Company's investment over its equity in the underlying net assets of the Property LLCs was approximately $3,123 at December 31, 2001. This excess investment will primarily be amortized as a reduction to earnings on a straight-line basis over the lives of the related assets.

(Dollars in thousands except per share data)

The operating results of the Company include its proportionate share of net income (loss) from the investments in the Property LLCs. A summary of financial information for the Property LLCs in the aggregate is as follows:

	DECEMBER 31, 2001
Real estate assets, net	$ 115,664
Cash and other	533
Total assets	$ 116,197
Construction notes payable to Company	$ 77,019
Other liabilities	11,892
Total liabilities	88,911
Members' equity	27,286
Total liabilities and members' equity	$ 116,197
Company's equity investment	$ 12,673

	YEAR ENDED DECEMBER 31, 2001
Revenue	$ 186
Expenses	(718)
Net loss	$ (532)
Company's share of net loss	$ (186)

At December 31, 2001, two of the apartment communities had commenced initial rental operations. The third community was under construction with an anticipated completion date in 2002. The Company's share of the net loss from these investments is included in other revenue in the accompanying consolidated financial statements.

The Company has committed construction financing to the Property LLCs totaling $111,271 ($77,019 funded at December 31, 2001). These loans earn interest at LIBOR plus 1.75% and are secured by the apartment communities. The loans mature on dates ranging from February 2003 to February 2004 and are expected to be repaid from the proceeds of permanent project financings. A portion of the construction loan financing from the Company totaling approximately $50,062 represents an obligation of the institutional investor member of the Property LLCs.

As part of the development and construction services agreements entered into between the Company and the Property LLCs, the Company guaranteed the maximum total amount for certain construction cost categories subject to aggregate limits (approximately $14,000). At December 31, 2001, the Company's estimated obligations under the agreements total approximately $900. If the Company is unsuccessful in mitigating these estimated costs, the Company will be required to fund the amounts to the Property LLCs. Any amounts funded will be accounted for as part of the Company's investment in the Property LLCs. Additionally, under these agreements, the Company is subject to project completion requirements, as defined. At December 31, 2001, the Company believes that it will meet the completion date requirements and not be subject to any additional costs.

NOTE 5. REAL ESTATE ASSETS HELD FOR SALE AND ASSET DISPOSITIONS

The Company classifies real estate assets as held for sale after the approval of its internal investment committee and after the Company has commenced an active program to sell the assets. At December 31, 2001, the Company has classified two apartment communities, six tracts of land, and one commercial property as held for sale. These real estate assets are reflected in the accompanying consolidated balance sheet at $39,419 which represented the lower of cost or fair value less costs to sell. The Company expects the sale of these assets to occur in 2002.

For the years ended December 31, 2001, 2000, and 1999, the consolidated statements of operations include net income of $4,071, $4,019, and $3,940, respectively, from communities held for sale at December 31, 2001. For the year ended December 31, 2001, depreciation expense of $844 was recognized on these assets prior to the date of held for sale classification.

In 2001, the Company sold six apartment communities containing 2,799 units for net proceeds of approximately $210,443. The communities sold were located in Atlanta, Georgia; Dallas, Texas; and Nashville, Tennessee. Additionally, the Company sold land parcels in Dallas, Texas; Denver, Colorado; and Charlotte, North Carolina, and a commercial property in Dallas, Texas for aggregate net proceeds of $9,679. These sales resulted in net gains of approximately $16,365. For the year ended December 31, 2001, the aggregate net gain on the sale of assets of $23,942 included the impact of the estimated net losses totaling $11,490 on the write-down to fair value of assets designated as held for sale at December 31, 2001 and excluded realized losses totaling $19,067 related to assets written down to their estimated fair value at December 31, 2000.

In 2000, the Company sold eight apartment communities containing 1,984 units for net proceeds of approximately $157,265, resulting in net gains of approximately $24,266. The communities sold were located in Atlanta, Georgia; Jackson, Mississippi; and Nashville, Tennessee. For the year ended December 31, 2000, the aggregate net gain on the sale of assets of $3,208 included the estimated net losses totaling $21,058 on the write-down to fair value of assets designated as held for sale at December 31, 2000.

In 1999, the Company sold one apartment community containing 198 units and other land parcels for net proceeds of approximately $16,587, resulting in a net loss of $1,522.

Note 6. Shareholders' Equity/Minority Interest

Preferred Stock

At December 31, 2001 and 2000, the Company had issued three series of preferred stock with the following characteristics:

Description	Liquidation Preference (per share)	Optional Redemption Date[1]	Redemption Price[1] (per share)	Stated Dividend Rate
Series A	$ 50.00	10/01/26	$ 50.00	8.5%
Series B	$ 25.00	10/28/07	$ 25.00	7.625%
Series C	$ 25.00	02/09/03	$ 25.00	7.625%

(1) The preferred stock is redeemable by the Company for cash.

Computation of Earnings per Common Share

For the years ended December 31, 2001, 2000, and 1999, basic and diluted earnings per common share for income before extraordinary item, net of preferred dividends, and income available to common shareholders before cumulative effect of accounting change and extraordinary item has been computed as follows:

	Year Ended 2001		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Income before cumulative effect of accounting change and extraordinary item	$ 87,617		
Less: Preferred stock dividends	(11,768)		
Basic EPS			
Income available to common shareholders before cumulative effect of accounting change and extraordinary item	75,849	38,052,673	$ 2.00
Effect of dilutive securities			
Options	—	215,266	
Diluted EPS			
Income available to common shareholders + assumed conversions before the cumulative effect of accounting change and extraordinary item	$ 75,849	38,267,939	$ 1.98

(Dollars in thousands except per share data)

	YEAR ENDED 2000		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Income before extraordinary item	$ 100,520		
Less: Preferred stock dividends	(11,875)		
Basic EPS			
Income available to common shareholders before extraordinary item	88,645	39,317,725	$ 2.25
Effect of dilutive securities			
Options	—	534,789	
Diluted EPS			
Income available to common shareholders + assumed conversions before extraordinary item	$ 88,645	39,852,514	$ 2.22

	YEAR ENDED 1999		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Income before extraordinary item	$ 104,975		
Less: Preferred stock dividends	(11,875)		
Basic EPS			
Income available to common shareholders before extraordinary item	93,100	38,460,689	$ 2.42
Effect of dilutive securities			
Options	—	456,298	
Diluted EPS			
Income available to common shareholders + assumed conversions before extraordinary item	$ 93,100	38,916,987	$ 2.39

Preferred Units

The Operating Partnership has outstanding 2,800,000, 8% Series D cumulative redeemable preferred units (the "Series D Preferred Units"). The Series D Preferred Units have a liquidation preference of $25.00 per unit and are redeemable by the Operating Partnership on or after September 3, 2004, at a redemption price of $25.00 per unit. The Series D Preferred Units are exchangeable into authorized, but unissued Series D preferred stock of the Company, with identical terms and preferences, on or after September 2, 2009, at the option of the holders. Under certain circumstances, as defined in the agreement, the Series D Preferred Units may become exchangeable on or after September 3, 2002, at the option of the holders.

NOTE 7. PROJECT ABANDONMENT, EMPLOYEE SEVERANCE, AND IMPAIRMENT CHARGES

The Company recorded project impairment and abandonment, employee severance and asset impairment charges for the years ended December 31, 2001 and 2000. The charges are summarized as follows:

	2001	2000
Project impairment and abandonment	**$ 8,122**	$ 4,389
Employee severance	**3,560**	3,066
Asset impairment	**5,768**	1,910
	$ 17,450	$ 9,365

In the fourth quarter of 2001, the Company recorded charges totaling $17,450. These charges, precipitated by the sharp decline in economic and market conditions, reflect management's decision to focus its business and new development strategy on fewer markets, to focus on its core business of owning, developing, and managing multifamily real estate assets and to do so with a smaller workforce and lower overhead expenses. The project impairment and abandonment charge of $8,122 represents reserves on certain predevelopment and transaction pursuit costs in markets the Company will no longer pursue for development opportunities and for certain projects that will no longer be pursued due to economic and market conditions. The employee severance charge of $3,560 is primarily for severance costs related to approximately a 100-person senior management and staff workforce reduction plan initiated and completed in the fourth quarter of 2001. The asset impairment and disposition charge includes a loss of $2,831 related to the disposition of the Company's corporate aircraft, a loss of $452 on the sale of the Company's third-party landscape business discussed more fully below, impairment charges of $1,000 related to the Company's exit from the for-sale housing business in all markets, and the write-down to estimated market value of certain internet and technology investments of $1,485.

At December 31, 2001, approximately $3,632 of these charges, primarily employee severance costs, remained as an accrued liability on the consolidated balance sheet. These amounts are expected to be paid in 2002.

In the fourth quarter of 2001, the Company sold substantially all of the net assets of Post Landscape Group, Inc., a subsidiary entity that provided landscape maintenance, design, and installation services to third parties, and RAM Partners, Inc., a separate subsidiary entity that managed apartment communities for third parties. These businesses were sold to members of the respective former management teams of the subsidiaries. The Company financed 100% of the sales price of $5,767 (adjusted for working capital transfers at closing) through purchase money notes with interest of 9%. The notes require periodic interest, annual principal, and balloon principal payments in 2006. The notes can be extended for two one-year periods. Under generally accepted accounting principles, the transactions have not been recorded as sales at December 31, 2001, and will not be recorded as sales until the conditions for sale recognition, primarily the receipt of an adequate down payment on the notes, are met. Until these transactions are recognized as sales, the book value of the assets and liabilities of these business are included in the Company's consolidated balance sheet. Any collections under the notes will reduce the carrying value of the assets. The sale of the Post Landscape Group resulted in a loss of $452. Under generally accepted accounting principles, this loss was recognized in 2001 and included in the project abandonment, employee severance and impairment charges discussed above. The sale of RAM Partners will result in a gain of approximately $591, which will be recognized when the conditions for full sale recognition are met (expected in 2002).

In the fourth quarter of 2000, the Company recorded charges of $9,365. These charges reflect management's decision to restrict its development activities to fewer markets, refine its development investment and for-sale housing strategies, and make changes in its executive management team. Project abandonment charges totaling $4,389 related to the write-off of predevelopment and pursuit costs in markets in which the Company will no longer pursue development opportunities and to certain proposed development deals not meeting management's revised development strategy. Employee severance charges are related to the termination costs of four executive positions and five staff personnel in the Company's Dallas, Texas regional office. The asset impairment charge of $1,910 includes a charge of $1,503 related to the write-off of the Company's investment in a high-speed internet provider that filed for bankruptcy protection and a charge of $407 related to the exit from the for-sale housing business in certain markets. As of December 31, 2001, all of the 2000 charges had been paid.

(Dollars in thousands except per share data)

NOTE 8. INCOME TAXES

The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). To qualify as a REIT, the Company must distribute annually at least 90% of its adjusted taxable income, as defined in the Code, to its shareholders and satisfy certain other organizational and operating requirements. It is management's current intention to adhere to these requirements and maintain the Company's REIT status. As a REIT, the Company generally will not be subject to federal income tax at the corporate level on the taxable income it distributes to its shareholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. The Company may be subject to certain state and local taxes on its income and property, and to federal income taxes and excise taxes on its undistributed taxable income.

The Company utilizes taxable REIT subsidiaries to perform such non-REIT activities as asset management, leasing, and landscaping services for third parties. These taxable REIT subsidiaries are subject to federal, state, and local income taxes. For the three years in the period ended December 31, 2001, the impact of these taxable REIT subsidiaries' income taxes and their related tax attributes were not material to the accompanying consolidated financial statements.

Reconciliation of Net Income to Taxable Income

As discussed in Note 1, the Company conducts substantially all of its operations through its majority-owned subsidiary, the Operating Partnership. For income tax reporting purposes, the Company receives an allocable share of the Operating Partnership's ordinary income and capital gains based on its weighted average ownership adjusted for certain specially allocated items. All adjustments to net income in the table below are net of amounts attributable to minority interests and taxable REIT subsidiaries. A reconciliation of net income to taxable income for the years ended December 31, 2001, 2000, and 1999 is detailed below:

	2001 (Estimate)	2000 (Actual)	1999 (Actual)
Net income	**$ 86,927**	$ 100,520	$ 104,517
Add net loss of taxable REIT subsidiaries	**9,375**	1,279	906
Adjusted net income	**96,302**	101,799	105,423
Book/tax depreciation difference	**(22,987)**	(19,741)	(24,064)
Book/tax difference on gains from real estate sales	**36,097**	38,015	8,135
Other book/tax differences, net	**(5,524)**	(8,497)	(5,984)
Taxable income before allocation of taxable capital gains	**103,888**	111,576	83,510
Income taxable as capital gains	**(50,400)**	(38,060)	(9,542)
Taxable ordinary income	**$ 53,488**	$ 73,516	$ 73,968

Income Tax Characterization of Dividends

For income tax purposes, dividends to common shareholders are characterized as ordinary income, capital gains or as a return of a shareholder's invested capital. A summary of the income tax characterization of the Company's dividends paid per common share were as follows for the years ended December 31, 2001, 2000, and 1999:

	2001		2000		1999	
	Amount	%	Amount	%	Amount	%
Ordinary income	**$ 1.58**	**51.1%**	$ 2.10	70.3%	$ 2.29	83.2%
Capital gains	**0.55**	**17.8%**	0.59	20.0%	0.16	5.9%
Unrecaptured Section 1250 gains	**0.64**	**20.5%**	0.29	9.6%	0.06	2.1%
Return of capital	**0.33**	**10.6%**	0.00	0.1%	0.24	8.8%
	$ 3.10	**100.0%**	$ 2.98	100.0%	$ 2.75	100.0%

The income tax characterization of dividends to common shareholders is based on the calculation of taxable Earnings and Profits, as defined in the Code. Taxable Earnings and Profits differ from regular taxable income due primarily to differences in the estimated useful lives and methods used to compute depreciation and in the recognition of gains and losses on the sale of real estate assets.

As of December 31, 2001, the net basis for federal income tax purposes, taking into account the special allocation of gain to the partners contributing property to the Operating Partnership and including minority interest in the Operating Partnership, was lower than the net assets as reported in the Company's consolidated financial statements by $6,640.

Note 9. Stock-Based Compensation Plans

Stock Compensation Plans

At December 31, 2001, the Company had two stock-based compensation plans, the Employee Stock Plan (the "Stock Plan"), the ESPP and, under the Stock Plan, a stock grant program (the "Grant Plan") as described below. The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its plans. Accordingly, based upon the criteria of APB Opinion 25, no compensation cost is required to be recognized for the Stock Plan and the ESPP. The compensation cost, which is required to be charged against income for the Grant Plan, was $112, $138, and $205 for 2001, 2000, and 1999, respectively. Had compensation cost for the Company's Stock Plan and ESPP been determined based on the fair value at the grant dates for awards under the Plans consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
Net income available to common shareholders			
As reported	$ **75,159**	$ 88,645	$ 92,642
Pro forma	$ **73,872**	$ 86,463	$ 90,459
Net income per common share – basic			
As reported	$ **1.98**	$ 2.25	$ 2.41
Pro forma	$ **1.94**	$ 2.20	$ 2.35
Net income per common share – diluted			
As reported	$ **1.96**	$ 2.22	$ 2.38
Pro forma	$ **1.93**	$ 2.17	$ 2.32

For purposes of the pro forma presentation, the fair value of each option grant is estimated as of the date of grant using the Black-Scholes option-pricing model. The weighted average of all assumptions used in the calculation for various grants under all of the Company's plans during 2001, 2000, and 1999 are as follows:

	2001	2000	1999
Dividend yield	**8.4%**	8.0%	7.3%
Expected volatility	**15.1%**	24.8%	15.4%
Risk-free interest rate	**3.7% to 5.3%**	6.7% to 6.9%	4.5% to 6.6%
Expected option life	**5 to 7 years**	5 to 7 years	5 to 7 years

Employee Stock Plan

Under the Stock Plan, the Company may grant to its employees and directors options to purchase up to 6,000,000 shares of common stock. Of this amount, 550,000 shares are available for grants of restricted stock. Options granted to any key employee or officer cannot exceed 100,000 shares a year (500,000 shares if such key employee or officer is a member of the Company's Executive Committee). The exercise price of each option may not be less than the market price on the date of grant and all options have a maximum term of ten years from the grant date.

(Dollars in thousands except per share data)

A summary of the status of stock option activity under the Stock Plan as of December 31, 2001, 2000 and 1999, is presented below:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**4,271,608**	**$ 35**	4,054,876	$ 34	3,030,852	$ 31
Granted	**415,529**	**37**	740,538	38	1,288,232	36
Exercised	**(262,332)**	**30**	(334,194)	32	(164,053)	30
Forfeited	**(196,587)**	**38**	(189,612)	38	(100,155)	37
Outstanding at end of year	**4,228,218**	**36**	4,271,608	35	4,054,876	35
Options exercisable at year-end	**2,962,245**		2,413,595		2,290,143	
Weighted average fair value of options granted during the year	**$ 1.44**		$ 4.76		$ 2.08	

At December 31, 2001, the range of exercise prices for options outstanding was $27.625 – $44.125 and the weighted average remaining contractual life was six years.

In 2001, under its existing Stock Plan, the Company granted 17,566 shares of restricted stock to company officers. The restricted shares vest ratably over a five-year period. The total value of the restricted share grants of $644 was initially reflected in shareholders' equity as additional capital and as deferred compensation, a contra shareholders' equity account. Such deferred compensation is amortized ratably into compensation expense over the vesting period.

NOTE 10. EMPLOYEE BENEFIT PLANS

The employees of the Company are participants in a defined contribution plan pursuant to Section 401 of the Internal Revenue Code. Beginning in 1996, Company contributions, if any, to this plan are based on the performance of the Company and are allocated to each participant based on the relative contribution of the participant to the total contributions of all participants. For purposes of allocating the Company contribution, the maximum employee contribution included in the calculation is 3% of salary. Company contributions of $638, $514, and $346 were made in 2001, 2000, and 1999, respectively.

The Company maintains an Employee Stock Purchase Plan ("ESPP") to encourage stock ownership by eligible directors and employees. To participate in the ESPP, (i) directors must not be employed by the Company or the Operating Partnership and must have been a member of the Board of Directors for at least one month and (ii) an employee must have been employed full or part-time by the Company or the Operating Partnership for at least one month. The purchase price of shares of Common Stock under the ESPP is equal to 85% of the lesser of the closing price per share of Common Stock on the first or last day of the trading period, as defined.

NOTE 11. COMMITMENTS AND CONTINGENCIES

Land, Office, and Equipment Leases

The Company is party to two ground leases with terms expiring in years 2040 and 2043 relating to a single operating community, one ground lease expiring in 2038 for a second operating community, three ground leases expiring in 2066, 2069 and 2074 for three communities under development and to office, equipment and other operating leases with terms expiring in years 2001 through 2004. Future minimum lease payments for non-cancelable land, office, equipment, and other leases at December 31, 2001, are as follows:

2002	$ 1,918
2003	1,827
2004	1,721
2005	1,288
2006	1,306
2007 and thereafter	157,798

The Company incurred $5,998, $5,935, and $5,109 of rent expense for the years ended December 31, 2001, 2000, and 1999, respectively.

Contingencies

The Company is party to various legal actions which are incidental to its business. Management believes that these actions will not have a material adverse affect on the consolidated balance sheets and statements of operations.

Note 12. Related Party Transactions

In 2001, the Company invested in three Property LLCs that are accounted for under the equity method of accounting (see Note 4). In 2001, the Company recorded development fees, general construction contract billings, management fees, and expense reimbursements (primarily personnel costs) of approximately $15,202 from these related companies. Additionally in 2001, the Company earned interest under the construction loans to the Project LLCs totaling $1,024.

The Company provides landscaping services for executive officers, employees, directors, and other related parties. For the years ended December 31, 2001, 2000, and 1999, the Company received landscaping revenue of $705, $667, and $610 for such services. Such revenue includes reimbursement of direct and indirect expenses. Additionally, the Company provides accounting and administrative services to entities controlled by certain executive officers of the Company. Fees under this arrangement aggregated $25 for each year ended December 31, 2001, 2000, and 1999, respectively. Also, the Company was contracted to assist in the development of apartment complexes constructed by a former executive and current shareholder. Fees under this arrangement were $7, $29, and $100 for the years ended December 31, 2001, 2000, and 1999, respectively.

In 2001, 2000 and 1999, the Company loaned $2,500, $1,500, and $7,750, respectively, to certain executives. These loans are payable ten years from the issue date and bear interest at a rate of 6.32% per annum. Proceeds from these loans were used by these executives to acquire the Company's common shares on the open market. At December 31, 2001, $2,500 of the loans have been repaid. Additionally, in 2001, the Company loaned $1,300 to certain executives. The loans bear interest at 6.32% per annum. If the executives continue to be employed by the Company, the loans will be forgiven annually over five to ten year periods, as defined in the agreements. The annual loan forgiveness of $160 is recorded as compensation expense.

Note 13. Fair Value of Financial Instruments

The following disclosures of estimated fair value were determined by management using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash equivalents, rents, and accounts receivables, accounts payable, accrued expenses, agreements, and other liabilities are carried at amounts which reasonably approximate their fair values because of the short-term nature of these investments. The fair value of fixed rate debt was approximately $847,563 (carrying value of $807,238) and the fair value of floating rate debt approximated its carrying value due to the adjustable nature of the arrangements at December 31, 2001.

(Dollars in thousands except per share data)

In order to manage the impact of interest rate changes on earnings and cash flow, the Company entered into and has outstanding interest rate swap and interest rate cap arrangements. As more fully described in Note 1, the fair values of these interest rate cap and interest rate swap agreements are carried on the consolidated balance sheet at fair market value in accordance with SFAS No. 133. At December 31, 2001, the carrying amounts related to these arrangements represented net liabilities totaling approximately $6,630.

Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2001. Although management is not aware of any factors that would significantly affect the reasonable fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

Note 14. Segment Information

Segment Description

In accordance with SFAS No. 131, "Disclosure About the Segments of an Enterprise and Related Information," the Company presents segment information based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. The segment information is prepared on substantially the same basis as the internally reported information used by the Company's chief operating decision makers to manage the business.

The Company's chief operating decision makers focus on the Company's primary sources of income from property rental operations. Property rental operations are broken down into five segments based on the various stages in the property ownership lifecycle. These segments are described below. All other ancillary service and support operations, including the third-party service businesses (see Note 7), are aggregated in the accompanying segment information.

- Fully stabilized communities – those apartment communities which have been stabilized (the earlier of the point at which a property reaches 95% occupancy or one year after completion of construction) for both the current and prior year.
- Communities stabilized during 2000 – communities which reached stabilized occupancy in the prior year.
- Development and lease-up communities – those communities that are in lease-up but were not stabilized by the beginning of the current year, including communities that stabilized during the current year.
- Communities held for sale – those communities that are being marketed for sale.
- Sold communities – communities which were sold in the current or prior year.

Segment Performance Measure

Management uses contribution to funds from operations ("FFO") as the performance measure for its segments. Effective January 1, 2000, FFO is defined by the National Association of Real Estate Investment Trusts as net income available to common shareholders determined in accordance with generally accepted accounting principles ("GAAP"), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation of real estate assets, and after adjustment for unconsolidated partnerships and joint ventures. FFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of the Company's financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it necessarily indicative of sufficient cash flow to fund all of the Company's needs.

Segment Information

The following table reflects each segment's contribution to consolidated revenues and FFO together with a reconciliation of segment contribution to FFO, total FFO, and income before extraordinary item and preferred dividends. Additionally, substantially all of the Company's assets relate to the Company's property rental operations. Asset cost, depreciation, and amortization by segment are not presented because such information at the segment level is not reported internally.

	2001	2000	1999
Revenues			
Fully stabilized communities	$ 257,007	$ 254,511	$ 240,561
Communities stabilized during 2000	46,237	39,556	14,863
Development and lease-up communities	44,607	18,315	5,754
Communities held for sale	6,278	6,132	5,885
Sold communities	13,381	46,751	53,181
Other	30,804	34,567	25,683
Consolidated revenues	$ 398,314	$ 399,832	$ 345,927
Contribution to Funds from Operations			
Fully stabilized communities	$ 173,890	$ 176,410	$ 166,793
Communities stabilized during 2000	30,129	26,648	9,447
Development and lease-up communities	26,919	9,819	3,156
Communities held for sale	4,071	4,019	3,940
Sold communities	8,258	31,627	37,064
Other	1,065	2,157	1,657
Contribution to FFO	244,332	250,680	222,057
Other operating income, net of expense	(8,048)	(3,314)	(2,652)
Depreciation on non-real estate assets	(2,378)	(2,405)	(1,962)
Minority interest in consolidated property Partnerships	2,098	1,695	(511)
Project abandonment, employee severance and impairment charges	(17,450)	(9,365)	–
Interest expense	(57,930)	(50,303)	(33,192)
Amortization of deferred loan costs	(1,978)	(1,636)	(1,496)
General and administrative	(13,745)	(10,066)	(7,788)
Dividends to preferred shareholders	(11,768)	(11,875)	(11,875)
Total FFO	133,133	163,411	162,581
Depreciation on real estate assets	(71,023)	(66,283)	(55,361)
Net gain (loss) on sale of assets	23,942	3,208	(1,522)
Minority interest of common unitholders in Operating Partnership	(10,203)	(11,691)	(12,598)
Dividends to preferred shareholders	11,768	11,875	11,875
Income before cumulative effect of accounting change, extraordinary item, and preferred dividends	$ 87,617	$ 100,520	$ 104,975

Note 15. Supplemental Cash Flow Information

Non-cash investing and financing activities for the years ended December 31, 2001, 2000, and 1999 are as follows:

(a) In 2001, 2000, and 1999, holders of 62,523, 12,014, and 22,299 Units in the Operating Partnership, respectively, exercised their option to convert their Units to shares of the Company on a one-for-one basis. The net effect of the capital allocated to the unitholders of the Operating Partnership on the dates of the offerings, the subsequent conversion of Units of the Operating Partnership to shares of the Company, and the adjustments to minority interest for the dilutive impact of the Dividend Reinvestment and Employee Stock Purchase Plans decreased minority interest and increased shareholders' equity in the amounts of $5,194, $320, and $857 for the years ended December 31, 2001, 2000, and 1999, respectively.

(b) The Operating Partnership committed to distribute $32,741, $33,466, and $30,818 for the quarters ended December 31, 2001, 2000, and 1999, respectively. As a result, the Company declared dividends of $28,748, $29,528, and $27,184 for the quarters ended December 31, 2001, 2000, and 1999, respectively. The remaining distributions from the Operating Partnership in the amount of $3,993, $3,938, and $3,634 for the quarters ended December 31, 2001, 2000, and 1999, respectively, are distributed to minority interest unitholders in the Operating Partnership.

(Dollars in thousands except per share data)

NOTE 16. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarterly financial information for the years ended 2001 and 2000 are as follows:

	YEAR ENDED DECEMBER 31, 2001[(1)]			
	First	Second	Third	Fourth
Revenues	$ 102,583	$ 102,162	$ 99,119	$ 94,450
Income before net gain (loss) on sale of assets, other charges, minority interest of unitholders in Operating Partnership, cumulative effect of accounting change and extraordinary item	27,466	26,374	23,932	19,156
Net gain (loss) on sale of assets	111	15,660	8,179	(8)
Project abandonment, employee severance, and impairment charges	—	—	—	(17,450)
Minority interest of preferred unitholders in Operating Partnership	(1,400)	(1,400)	(1,400)	(1,400)
Minority interest of common unitholders in Operating Partnership	(2,729)	(4,443)	(3,322)	292
Cumulative effect of accounting change	(613)	—	—	—
Extraordinary items	—	(77)	—	—
Net income	22,835	36,114	27,389	590
Dividends to preferred shareholders	(2,969)	(2,969)	(2,969)	(2,862)
Net income (loss) available to common shareholders	$ 19,866	$ 33,145	$ 24,420	$ (2,272)
Earnings per common share:				
Net income (loss) available to common shareholders – basic	$ 0.51	$ 0.86	$ 0.64	$ (0.06)
Net income (loss) available to common shareholders – diluted	$ 0.51	$ 0.85	$ 0.64	$ (0.06)

	YEAR ENDED DECEMBER 31, 2000[(1)]			
	First	Second	Third	Fourth
Revenues	$ 95,443	$ 99,482	$ 101,342	$ 103,565
Income before net gain (loss) on sale of assets, other charges and minority interest of unitholders in Operating Partnership	31,965	33,734	30,676	27,593
Net gain (loss) on sale of assets	687	(19)	959	1,581
Project abandonment, employee severance and impairment charges	—	—	—	(9,365)
Minority interest of preferred unitholders in Operating Partnership	(1,400)	(1,400)	(1,400)	(1,400)
Minority interest of common unitholders in Operating Partnership	(3,321)	(3,421)	(3,156)	(1,793)
Net income	27,931	28,894	27,079	16,616
Dividends to preferred shareholders	(2,968)	(2,969)	(2,969)	(2,969)
Net income available to common shareholders	$ 24,963	$ 25,925	$ 24,110	$ 13,647
Earnings per common share:				
Net income available to common shareholders – basic	$ 0.64	$ 0.66	$ 0.61	$ 0.35
Net income available to common shareholders – diluted	$ 0.63	$ 0.65	$ 0.60	$ 0.34

(1) The total of the four quarterly amounts for minority interest of unitholders in Operating Partnership, extraordinary item, net income, and earnings per share may not equal the total for the year. These differences result from the use of a weighted average to compute minority interest in the Operating Partnership and average number of shares outstanding.

Communities	Location[1]	Year Completed	Average Unit Size (Square Feet)	Number of Units	December 2001 Average Rental Rates Per Unit	2001 Average Economic Occupancy[2]
Georgia						
Post Ashford®	Atlanta	1987	872	222	$ 890	96.4%
Post Briarcliff™	Atlanta	1999	1,034	688	1,146	95.3%
Post Bridge®	Atlanta	1986	847	354	749	94.6%
Post Brookhaven®	Atlanta	1990–1992[4]	990	735	1,037	94.6%
Post Canyon®	Atlanta	1986	899	494	777	95.1%
Post Chase®	Atlanta	1987	938	410	761	94.3%
Post Chastain®	Atlanta	1990	965	558	1,042	93.9%
Post Collier Hills®	Atlanta	1997	984	396	1,093	94.5%
Post Corners®	Atlanta	1986	860	460	750	92.0%
Post Court®	Atlanta	1988	838	446	728	94.3%
Post Crest®	Atlanta	1996	1,069	410	1,072	93.1%
Post Crossing®	Atlanta	1995	1,027	354	1,119	95.5%
Post Dunwoody®	Atlanta	1989–1996[4]	1,010	530	1,022	95.4%
Post Gardens®	Atlanta	1998	1,068	397	1,262	94.2%
Post Glen®	Atlanta	1997	1,117	314	1,266	95.3%
Post Lane®	Atlanta	1988	840	166	815	96.2%
Post Lenox Park®	Atlanta	1995	1,030	206	1,141	94.3%
Post Lindbergh®	Atlanta	1998	956	396	1,106	96.0%
Post Mill®	Atlanta	1985	952	398	803	95.3%
Post Oak™	Atlanta	1993	1,003	182	1,110	95.9%
Post Oglethorpe®	Atlanta	1994	1,218	250	1,342	93.5%
Post Park®	Atlanta	1988–1990[4]	912	770	866	95.7%
Post Parkside™	Atlanta	2000	903	188	1,399	96.8%
Post Peachtree Hills®	Atlanta	1992–1994[4]	971	300	1,107	95.0%
Post Renaissance®[5]	Atlanta	1992–1994[4]	903	342	1,057	94.8%
Post Ridge®	Atlanta	1998	1,061	434	1,083	94.7%
Post Riverside™	Atlanta	1998	1,049	527	1,464	94.2%
Post Spring™	Atlanta	2000	977	452	1,050	N/A[3]
Post Stratford™	Atlanta	2000	1,007	250	1,278	89.8%
Post Summit®	Atlanta	1990	957	148	979	94.7%
Post Valley®	Atlanta	1988	854	496	753	95.1%
Post Village®	Atlanta				803	95.7%
The Arbors		1983	1,063	301		
The Fountains		1987	850	352		
The Gardens		1986	891	494		
The Hills		1984	953	241		
The Meadows		1988	817	350		
Post Vinings®	Atlanta	1989–1991[4]	972	403	881	94.2%
Post Walk®	Atlanta	1984–1987[4]	927	476	890	94.6%
Post Woods®	Atlanta	1977–1983[4]	1,057	494	978	93.9%
Subtotal/Average – Georgia			965	15,384	986	94.7%
Texas						
Post Abbey™	Dallas	1996	1,275	34	1,972	95.5%
Post Addison Circle™ – Phase I	Dallas	1998	895	460	991	91.7%
Post Addison Circle™ – Phase II	Dallas	2000	898	610	1,058	90.3%
Post Addison Circle™ – Phase III	Dallas	2000	806	264	922	N/A[3]
Post American Beauty Mill™	Dallas	1998	993	80	1,042	88.3%
Post Ascension®	Dallas	1985–1995[4]	932	167	877	93.6%
Post Block 588™	Dallas	2000	1,570	127	1,778	82.2%
Post Cole's Corners™	Dallas	1998	819	186	997	94.9%
Post Columbus Square™	Dallas	1996	863	218	1,153	95.3%
Post Commons™	Dallas	1985	645	158	812	98.4%
Post Gallery™	Dallas	1999	2,307	34	3,309	82.6%
Post Hackberry Creek®	Dallas	1988–1996[4]	865	432	856	95.1%
Post Heights™	Dallas	1998–1999[4]	1,267	368	1,057	93.0%
Post Legacy	Dallas	2000	843	384	895	N/A[3]
Post Meridian™	Dallas	1991	835	133	1,095	95.3%
Post Midtown Square™[6]	Houston	1999–2000[4]	937	672	1,249	N/A[3]
Post Parkwood®	Dallas	1962–1970[4]	889	96	1,024	98.2%

Communities	Location(1)	Year Completed	Average Unit Size (Square Feet)	Number of Units	December 2001 Average Rental Rates Per Unit	2001 Average Economic Occupancy(2)
Texas (continued)						
Post Residences™	Dallas	1986	776	196	1,063	95.8%
Post Rice Lofts™	Houston	1998	964	309	1,494	93.6%
Post Town Lake®	Dallas	1986–1987(4)	880	398	810	94.3%
Post Uptown Village™	Dallas	1995	767	300	946	96.3%
Post Uptown Village II	Dallas	2000	730	196	846	92.1%
Post Vineyard™	Dallas	1996	733	116	970	95.9%
Post Vintage™	Dallas	1993	783	161	962	96.2%
Post West Avenue Lofts™	Austin	2000	858	239	1,332	N/A(3)
Post White Rock®	Dallas	1988	660	207	804	96.3%
Post Wilson Building™	Dallas	1999	1,016	143	1,272	89.9%
Post Windhaven(7)	Dallas	1991	885	474	734	N/A(3)
Post Worthington™	Dallas	1993	846	332	1,165	94.3%
Subtotal/Average – Texas			950	7,494	1,046	93.0%
Florida						
Post Court®	Tampa	1991	1,018	228	825	95.5%
Post Fountains at Lee Vista®	Orlando	1988	835	508	688	95.5%
Post Harbour Place™ (I&II)(6)	Tampa	1999	942	525	1,173	N/A(3)
Post Hyde Park®	Tampa	1996	970	389	1,099	95.9%
Post Lake®	Orlando	1988	850	740	684	96.2%
Post Parkside™	Orlando	1999	873	245	1,116	94.8%
Post Rocky Point®	Tampa	1996–1998(4)	1,070	916	1,038	96.2%
Post Village®	Tampa				764	94.2%
The Arbors		1991	967	304		
The Lakes		1989	895	360		
The Oaks		1991	968	336		
Post Walk at Old Hyde Park Village	Tampa	1997	889	134	1,298	97.2%
Subtotal/Average – Florida			934	4,685	907	95.6%
Arizona						
Post Roosevelt Square	Phoenix	2000	836	403	838	N/A(3)
Virginia						
Post Corners at Trinity Centre	Fairfax	1996	1,027	336	1,258	97.3%
Post Forest®	Fairfax	1990	888	364	1,183	96.8%
Subtotal/Average – Virginia			958	700	1,219	97.1%
North Carolina						
Post Gateway Place™ I	Charlotte	2000	698	232	865	N/A(3)
Post Park at Phillips Place®	Charlotte	1998	1,136	402	1,219	91.0%
Post Uptown Place	Charlotte	2000	800	227	1,019	N/A(3)
Subtotal/Average – North Carolina			878	861	1,071	91.0%
Colorado						
Post Uptown Square™ I	Denver	1999–2001(4)	847	449	1,871	N/A(3)
Tennessee						
Post Bennie Dillion™	Nashville	1999	714	86	974	97.4%
Total			885	30,062	1,008	94.5%

(1) Refers to greater metropolitan areas of cities indicated.

(2) Average economic occupancy is defined as gross potential rent less vacancy losses, model expenses, and bad debt divided by gross potential rent for the period, expressed as a percentage.

(3) During 2001, this community or a phase in this community was in lease-up and, therefore, is not included

(4) These dates represent the respective completion dates for multiple phases of a community.

(5) The Company has a leasehold interest in the land underlying Post Renaissance pursuant to a ground lease that expires on January 1, 2040.

(6) These communities are comprised of two phases. Only the first phase of each of these communities is stabilized as of February 3, 2001.

(7) Post Windhaven™ is currently under rehab.

The Company has under construction or in initial lease-up eight new communities and additions to two existing communities that will contain an aggregate of 2,604 units upon completion. The Company's communities under development or in initial lease-up are summarized in the following table:

Metropolitan Area	No. of Units	Estimated Quarter of Construction Start	Estimated Quarter of First Units Available	Estimated Quarter of Stabilized Occupancy
Wholly Owned Construction/Lease-up Communities				
Charlotte, NC				
Post Gateway Place II	204	3Q '00	4Q '01	1Q '03
Tampa, FL				
Post Harbour Place III	259	2Q '01	2Q '02	2Q '03
Denver, CO				
Post Uptown Square II	247	1Q '00	4Q '01	1Q '03
Greater Washington Area				
Post Pentagon Row	504	2Q '99	2Q '01	4Q '02
Post Massachusetts Avenue	269	2Q '01	1Q '03	4Q '03
	773			
Subtotal Wholly Owned Construction/Lease-up Communities	1,483			
Co-Investment Construction/Lease-up Communities				
Atlanta, GA				
Post Peachtree[(1)]	121	2Q '00	3Q '01	3Q '02
Post Biltmore[(1)]	276	3Q '00	4Q '01	1Q '03
	397			
New York, NY				
Post Luminaria[(2)]	138	3Q '01	3Q '02	2Q '03
Post Toscana[(3)]	199	1Q '02	2Q '03	2Q '04
	337			
Pasadena, CA				
Post Paseo Colorado[(1)(4)]	387	2Q '00	2Q '02	2Q '03
Subtotal Co-Investment Construction/Lease-up Communities	1,121			
Construction Totals	2,604			

(1) *These communities are being developed as a joint venture (Post equity ownership is 35 percent).*

(2) *This development is structured as a joint venture, with Post and The Clarett Group contributing approximately 70% of the equity and a landowner contributing the balance.*

(3) *This development is structured as a joint venture, with Post and The Clarett Group. Post will contribute substantially all of the capital to the joint venture.*

(4) *Increase in cost related to upgrading the planned apartment unit finishes.*

Corporate Headquarters
Post Properties, Inc.
One Riverside
4401 Northside Parkway, Suite 800
Atlanta, Georgia 30327-3057
Telephone: 404-846-5000
Web site: www.postproperties.com

General Counsel
King & Spalding
191 Peachtree Street
Atlanta, Georgia 30303-1763

Transfer Agent and Dividend Disbursing Agent
Equiserve Trust Company
Post Office Box 43012
Providence, Rhode Island 02940-3011
Shareholder Inquiries: 1-800-633-4236
www.equiserve.com

Auditors
PricewaterhouseCoopers LLP
50 Hurt Plaza, Suite 1700
Atlanta, Georgia 30303

Additional Information
News media representatives and analysts, investors, and others seeking information should visit our web site at www.postproperties.com and click on the site map located on the home page. Scroll down the site map to Financial/Investor Information for news releases, financial data, and other material relating to the Company.

SEC Form 10-K
Copies of Post Properties, Inc.'s Annual Report on Form 10-K filed with the Securities and Exchange Commission will be furnished without charge upon written request to Sherry W. Cohen.

Annual Meeting
Post Properties, Inc. will hold its Annual Shareholders' meeting at 9:00 A.M., local time, on May 23, 2002, at Post Properties, Inc., One Riverside, 4401 Northside Parkway, Suite 800, Atlanta, Georgia 30327-3057.

Stock Trading Information
The common shares of Post Properties, Inc. trade on the New York Stock Exchange under the symbol PPS.

Quarterly Stock Price Information

Quarter Ended	High	Low
2000		
First Quarter	$ 40.31	$ 36.50
Second Quarter	46.09	39.94
Third Quarter	46.75	42.03
Fourth Quarter	38.25	33.94
2001		
First Quarter	**$ 39.25**	**$ 35.00**
Second Quarter	**39.15**	**35.20**
Third Quarter	**38.95**	**35.76**
Fourth Quarter	**37.08**	**32.50**

On March 20, 2002, the last reported sale price of Common Stock on the NYSE was $34.41 per share.

Common Shareholders of Record/ Common Shares Outstanding
As of March 20, 2002, Post Properties, Inc. had approximately 1,734 common shareholders of record and 36,871,554 shares of Common Stock outstanding.

Directors

John A. Williams
Chairman and Chief Executive Officer
Post Properties, Inc.

John T. Glover
Vice Chairman
Post Properties, Inc.

Robert L. Anderson
President
Ronus, Inc.

Arthur M. Blank
Co-Founder and Retired Co-Chairman
The Home Depot, Inc.
Chairman
The Arthur M. Blank Family Foundation
Chairman, President & CEO
AMB Group, LLC
Chairman, President & CEO
Atlanta Falcons

Herschel M. Bloom
Partner
King & Spalding

Russell R. French
General Partner
Noro-Moseley Partners

Charles E. Rice
Chairman
Mayport Venture Partners, LLC

Ronald de Waal
Chairman
WE International b.v. (Netherlands)
Vice Chairman
Saks, Inc. (USA)
Board Member
The Body Shop International Plc (England)

Directors Emeritus

William A. Parker, Jr.
Chairman
Comanche Investment Co., LLC

J. C. Shaw
Chairman Emeritus of the Board
Shaw Industries, Inc.

Officers

Post Corporate Services

John A. Williams
Chairman and Chief Executive Officer

John T. Glover
Vice Chairman

David P. Stockert
President and Chief Operating Officer

R. Gregory Fox
Chief Financial Officer

Sherry W. Cohen
Executive Vice President and Corporate Secretary

Douglas S. Gray
Senior Vice President
Acquisitions/Dispositions

Janie S. Maddox
Senior Vice President
Public Relations

J. Hall McCallum
Senior Vice President
Human Resources

Carl D. Bonner
Vice President
Information Technology

Arthur J. Quirk
Vice President and Chief Accounting Officer

Post Apartment Management

Thomas L. Wilkes
Executive Vice President and President
Post Apartment Management

Janet M. Appling
Senior Vice President
Corporate Apartments

Terry L. Chapman
Senior Vice President
Maintenance

John D. Hooks
Senior Vice President
Landscaping

S. Jamie Teabo
Senior Vice President
Management

Tricia R. Carlson
Group Vice President
Management

Laura J. VanLoh
Group Vice President
Management

M. Catherine Howell
Vice President
Commercial

Post Apartment Development

John B. Mears
Executive Vice President
Development

Clifford L. Ratkovich
Executive Vice President
Development

Mark A. Brandenburg
Senior Vice President
Construction

William E. Allen
Vice President
Development

Shahriar Steve Etminani
Vice President
Development

designed and produced by see see eye / Atlanta

POST
PROPERTIES

ONE RIVERSIDE
4401 NORTHSIDE PARKWAY, SUITE 800
ATLANTA, GEORGIA 30327-3057
404-846-5000
WWW.POSTPROPERTIES.COM

This book was printed on recycled paper.